CUSIP No. 663749 10 9                13D                    Page 1 of 89 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         NORTHBAY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   663749 10 9
                                   -----------
                                 (CUSIP Number)

                               Mr. Don J. McGrath
                               President and Chief Operating Officer
                               Bank of the West
                               180 Montgomery Street
                               San Francisco, CA 94104

                                   Copies to:

                               Rodney R. Peck, Esq.
                               Pillsbury Madison & Sutro
                               235 Montgomery Street
                               San Francisco, CA 94104
                               Telephone:  (415) 983-1516


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 1995
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THE STATEMENT.
                         (Continued on following pages)

CUSIP No. 663749 10 9                 13D                     Page 2 of 89 Pages


--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON                                Bank of the West

       S.S. OR I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON                            94-0475440
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     SOURCE OF FUNDS                                                       WC
--------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              /  /
--------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                          California
--------------------------------------------------------------------------------

                 7.   SOLE VOTING POWER                965,305 (including option
                                                       to acquire up to 547,354
                                                       in certain circumstances
                                                       and proxies to vote
                                                       417,951 in certain
                                                       circumstances)
                                                       (See Item 5)
 NUMBER OF            ----------------------------------------------------------
BENEFICIALLY
  OWNED BY       8.   SHARED VOTING POWER                                   -0-
   EACH               ----------------------------------------------------------
  REPORTING
   PERSON        9.   SOLE DISPOSITIVE POWER                547,354 (See Item 5)
    WITH              ----------------------------------------------------------

                10.   SHARED DISPOSITIVE POWER                              -0-
                      ----------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       965,305 (including option
                                                       to acquire up to 547,354
                                                       in certain circumstances
                                                       and proxies to vote
                                                       417,951 in certain
                                                       circumstances)
                                                       (See Item 5)
-------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  35.1%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON                                              BK
--------------------------------------------------------------------------------

CUSIP No. 663749 10 9                 13D                     Page 3 of 89 Pages



                             Introductory Statement

         The reporting company hereby disclaims beneficial ownership of any securities of the issuer and by filing this Schedule 13D does not admit beneficial ownership for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 (the "Company Common Stock"), of Northbay Financial Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1360 Redwood Way, Petaluma, California 94954.

Item 2.  Identity and Background.

         This Statement is being filed by Bank of the West, a California corporation ("BW"). BW's principal business is the business of banking and its principal offices are located at 180 Montgomery Street, San Francisco, California 94104. BW is a wholly-owned subsidiary of Banque Nationale de Paris, a banking corporation organized and existing under the laws of the Republic of France ("BNP"). The principal offices of BNP are located at 16, Boulevard des Italiens 75009 Paris, France. The outstanding voting shares of capital stock of BNP are widely-held and traded on various stock exchanges outside of the United States, including the Bourse in Paris, France.

         Appendix I hereto, which is incorporated herein by reference, sets forth for each director and executive officer of BW, such person's name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, and such person's citizenship.

         Appendix II hereto, which is incorporated herein by reference, sets forth for each director and executive officer of BNP, such person's name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted, and such person's citizenship.

         During the last five years, neither BW nor BNP nor any of the persons listed in Appendices I or II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         BW has the option (the "Stock Option"), exercisable only in certain circumstances (see Item 6), to acquire up to 547,354 fully paid and nonassessable shares (subject to adjustment for certain dilutive events) of the Company Common Stock, at a price of $13.25 per share, pursuant to the Stock Option Agreement dated as of November 9, 1995 (the "Stock Option Agreement"), among BW, NF Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of BW ("Sub"), and the Company, a copy of which is attached hereto as
Exhibit 1 to this Schedule 13D. Execution and delivery of the Stock Option Agreement by the Company was a condition to the execution of the Agreement and Plan of Merger dated as of November 9, 1995, among BW, Sub

CUSIP No. 663749 10 9                 13D                     Page 4 of 89 Pages



and the Company (the "Merger Agreement"), a copy of which is attached hereto as
Exhibit 2 to this Schedule 13D.

         In the event that BW acquires shares of Company Common Stock pursuant to the Stock Option Agreement, it is currently anticipated that funds required to purchase such shares would be provided by BW's working capital.

         As described in Item 5 below, BW disclaims any beneficial ownership of any shares of Company Common Stock.

Item 4.  Purpose of Transaction.

         The grant of the Stock Option, exercisable only in certain circumstances, to acquire shares of the Company Common Stock, was a condition to the execution of the Merger Agreement, pursuant to which Sub will, subject to certain conditions being satisfied or waived, be merged with and into the Company (the "Merger"). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. It is anticipated that the Company and its wholly-owned subsidiary, Northbay Savings Bank, F.S.B., will be merged with and into BW immediately following consummation of the Merger.

         As a result of the Merger, each issued and outstanding share of Company Common Stock, not owned directly or indirectly by BW or the Company, will be converted into the right to receive $15.75 in cash (subject to adjustment as provided in the Merger Agreement).

         Some of the basic terms of the Merger are set forth below. The Merger Agreement is attached hereto as Exhibit 2 to this Schedule 13D, and this summary is qualified in its entirety by reference to the complete Merger Agreement.

         The Merger Agreement provides that each issued and outstanding share of Company Common Stock (other than shares owned directly or indirectly by BW or the Company) shall be converted into the right to receive, upon consummation of the Merger, in cash, without interest, $15.75, subject to certain adjustments described in more detail below (the "Merger Consideration"). As of the effective time of the Merger (the "Effective Time"), all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

         The Merger Consideration shall be adjusted downward if, at the Effective Time, the Company Net Worth (as such term is defined in Section 8.03(c) of the Merger Agreement and as determined in accordance with Section
5.16 of the Merger Agreement) shall be less than the Net Worth Floor (as such term is defined below), by an amount equal to the product of (i) the dollar amount by which the Company Net Worth at such time is less than such amount and
(ii) 1.125, divided by 2,987,705. Notwithstanding the foregoing provisions, in no event shall the Merger Consideration be adjusted downward to less than $15.375 per share of Company Common Stock.

         The "Net Worth Floor" is defined in the Merger Agreement as follows:

              $35,000,000    in the event the closing of the Merger (the
                             "Closing") occurs on or after April 30, 1996;

              $34,850,000    in the event the Closing occurs between March 31,
                             1996 and April 29, 1996 (dates inclusive);

CUSIP No. 663749 10 9                 13D                     Page 5 of 89 Pages



              $34,700,000    in the event the Closing occurs between February
                             29, 1996 and March 30, 1996 (dates inclusive);

              $34,550,000    in the event the Closing occurs between January 31,
                             1996 and February 28, 1996 (dates inclusive); and

              $34,400,000    in the event the Closing occurs between December
                             31, 1995 and January 30, 1996 (dates inclusive).

         If prior to the Effective Time, the Company shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine Company Common Stock, or declare a dividend, or make a distribution, on Company Common Stock in any security convertible into Company Common Stock, appropriate adjustment or adjustments as reasonably determined by BW will be made to the Merger Consideration to reflect the change in the capital stock of the Company as a result thereof. If at the Effective Time, the Company shall have outstanding more shares of Company Common Stock than are contemplated to be outstanding or subject to option pursuant to the Company's representation and warranty in Section 3.01(b) of the Merger Agreement, then, at BW's election and notwithstanding other provisions of the Merger Agreement, and without limiting any of its other rights hereunder, the Merger Consideration shall be adjusted downward so as to reflect the total number of shares of Company Common Stock outstanding over the amount contemplated pursuant to the Company's representation and warranty in Section 3.01(b) of the Merger Agreement.

         Each share of Company Common Stock that is owned by the Company or by any subsidiary thereof (which shall not include any shares owned by the Company's employee stock ownership plan and trust ("ESOP")) and each share of Company Common Stock that is owned by BW, Sub or any other subsidiary of BW (other than in each case, shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall be automatically canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

         Each option issued under the Company's stock option, stock bonus and incentive plans and outstanding at the Effective Time shall be treated in accordance with Section 5.06 of the Merger Agreement.

         Under certain circumstances as specified in Section 7.01 of the Merger Agreement, BW, the Company, or Sub may terminate the Merger Agreement.

         Consummation of the Merger is subject to approval by a vote of the majority of the outstanding shares of the Company and to obtaining any requisite approvals by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision (the "OTS") and the California State Banking Department and to the satisfaction of certain other conditions.

         The Merger Agreement also provides that the directors of Sub at the Effective Time, and the officers of Sub immediately prior to the Effective Time, shall be the directors and officers, respectively, of the surviving corporation after the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

         As a result of the Merger, all shares of Company Common Stock will be delisted from the American Stock Exchange, will not be listed on any national securities exchange or quoted in any inter-dealer quotation system, and will be eligible for termination of registration pursuant to Section 12(b) of the Exchange Act.

CUSIP No. 663749 10 9                 13D                     Page 6 of 89 Pages


         The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2 to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). BW has the right, exercisable only in certain circumstances, to acquire up to 547,354 shares (subject to adjustment for certain dilutive events) of Company Common Stock constituting approximately 19.9 percent of the issued and outstanding shares of Company Common Stock, without adjustment to reflect the issuance to BW of such 547,354 shares. When and if BW acquires such shares, it will have sole voting and investment power with respect thereto, subject to certain transfer restrictions. BW disclaims beneficial ownership of such shares until the events allowing BW to acquire such shares occur.

         Concurrently with the execution and delivery of the Merger Agreement, members of the Board of Directors of the Company executed and delivered to BW certain proxies irrevocably appointing certain officers of BW as proxies of such directors for the sole purpose of voting all shares of Company Common Stock held of record and/or beneficially owned by such directors, as of the record date for the meeting of the stockholders of the Company at which the Merger Agreement will be acted upon, or any adjournments thereof, in favor of the transactions contemplated by the Merger Agreement. The aggregate number of shares of Company Common Stock owned by such directors, beneficially and of record, as of the date hereof (excluding any shares subject to employee stock options) is approximately 417,951 shares, which, based upon the information available to BW, constitutes approximately 15.2 percent of the outstanding shares of the Company. The directors executing and delivering such proxies are Alfred A. Alys, Victor L. DeCarli, Herold Mahoney, Raymond Nizibian, D.D.S., Donald P. Ramatici, Martin A. Stinar and Eugene W. Traverso. The form of proxy executed by such directors of the Company is attached hereto as Exhibit 3 to this Schedule 13D.

         Other than the Stock Option and the shares of Company Common Stock held of record and/or beneficially owned by the directors of the Company subject to the proxies discussed above, BW does not beneficially own any shares of Company Common Stock. To the best knowledge of BW, none of BW's executive officers or directors beneficially owns any shares of Company Common Stock.

         BW hereby disclaims beneficial ownership with respect to the foregoing shares of Company Common Stock and by filing this Schedule 13D does not admit beneficial ownership for purposes of the provisions of Section 13(d) of the Exchange Act or otherwise.

         (c) Except for the Stock Option and the above described proxies, there have been no transactions in shares of Company Common Stock by BW, or to the best knowledge of BW, by any of BW's executive officers or directors, during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 663749 10 9                 13D                     Page 7 of 89 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Stock Option Agreement

         Set forth below is a description of selected provisions of the Stock Option Agreement. The Stock Option Agreement is attached hereto as Exhibit 1 to this Schedule 13D, and this summary is qualified in its entirety by reference to the complete Stock Option Agreement.

         The Stock Option Agreement provides for the purchase by BW of up to 547,354 fully paid and nonassessable shares (subject to adjustment for certain dilutive events)(such shares, the "Option Shares") of the Company Common Stock, at a purchase price of $13.25 per Option Share (such price, as may be adjusted from time to time, the "Option Price"). The Option Shares, if issued pursuant to the Stock Option Agreement, would represent approximately 19.9 percent of the issued and outstanding shares of Company Common Stock, without giving effect to the issuance of any shares pursuant to an exercise of the Stock Option.

         The number of shares of Company Common Stock subject to the Stock Option will be increased to the extent that the Company issues additional shares of Company Common Stock (otherwise than pursuant to an exercise of the Stock Option) such that the number of Option Shares will continue to equal 19.9 percent of the then issued and outstanding shares of Company Common Stock without giving effect to the issuance of shares pursuant to an exercise of the Stock Option. The number of shares of Company Common Stock subject to the Stock Option, and the applicable exercise price per Option Share, also will be appropriately adjusted in the event of any stock dividend, split-up, recapitalization, combination, subdivision, conversion, exchange of shares, or similar transaction relating to the Company.

         In the event BW wishes to exercise the Stock Option, it must send to the Company a written notice (the date of which is referred to as the "Notice Date") specifying (i) the total number of Option Shares it will purchase pursuant to such exercise and (ii) a date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (such date, the "Closing Date"). If prior notification to or approval of the OTS or any other governmental entity is required, BW will promptly file the required notice or application. The period of time referred to in this paragraph will run from the date the notification period expires or is terminated or any necessary approval is obtained and any requisite waiting period has passed. In no event shall the Closing Date be more than 18 months after the related Notice Date.

         BW may exercise the Stock Option, in whole or in part, at any time after both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur prior to termination of the Stock Option. "Initial Triggering Event" is defined as the occurrence with respect to the Company of any of the following events or circumstances:

               (A) The Company or any of its Subsidiaries (as such term is defined in the Merger Agreement) (each, a "Company Subsidiary") without having received BW's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of the Stock Option Agreement having the meaning assigned thereto in Sections 3(A)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder) other than BW or any of its Subsidiaries (each, a "BW Subsidiary") or the Board of Directors of the Company shall have recommended that the stockholders of the Company approve or accept any Acquisition Transaction with any person other than BW or any BW Subsidiary. For purposes of the Stock Option Agreement, "Acquisition Transaction" means
         (x) a merger or consolidation, or any similar transaction, involving the Company or any of the Company's subsidiaries, (y) a purchase, lease or other acquisition of all or substantially

CUSIP No. 663749 10 9                 13D                     Page 8 of 89 Pages



         all of the assets of the Company or any subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or any subsidiary; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only the Company and/or the Company Subsidiaries;

                (B) Any person (other than BW or any BW Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Company Common Stock (the term "beneficial ownership" for purposes of the Stock Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

                (C) Any person other than BW or any BW Subsidiary shall have made a bona fide proposal to the Company or its stockholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than BW or any BW Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Company Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Company Common Stock);

                (D) After a proposal is made by a third party to the Company or its stockholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle BW to terminate the Stock Option Agreement, the holders of Company Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting thereon, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or the Company's Board of Directors shall have withdrawn or modified in a manner adverse to BW the recommendation of the Company's Board of Directors with respect to the Merger Agreement;

                (E) Any person other than BW or any Subsidiary thereof, other than in connection with a transaction to which BW has given its prior written consent, shall have filed an application or notice with the OTS or other federal or state bank regulatory authority for approval to engage in an Acquisition Transaction with respect to the Company; or

                (F) The Company shall have breached any covenant or obligation contained in that certain letter agreement dated October 17, 1995 between BW and the Company, a copy of which is attached hereto as
         Exhibit 4 to this Schedule 13D.

         "Subsequent Triggering Event" is defined as the occurrence with respect to the Company of either of the following events or circumstances after the date of the Stock Option Agreement:

                (A) The acquisition by any person other than BW or any BW Subsidiary of beneficial ownership of 25% or more of the then outstanding Company Common Stock; or

                (B) The occurrence of an Initial Triggering Event described in paragraph (A) above except that the percentage referred to in clause
         (z) thereof shall be 25%.

         In certain circumstances, purchase of shares of Company Common Stock pursuant to the exercise of the Stock Option will be subject to approval by the OTS.

CUSIP No. 663749 10 9                  13D                    Page 9 of 89 Pages




         The Stock Option terminates upon the earliest to occur of (i) the Effective Time of the Merger, (ii) termination of the Merger Agreement pursuant to the terms thereof (other than for any of the reasons described in clause
(iii) below), and (iii) the later of (A) 18 months after termination of the Merger Agreement (x) by either BW or Sub under Section 7.01(c)(i) thereof, (y) by BW under Section 7.01(b)(ii) thereof as a result of a willful breach of any covenant or obligation or willful breach of any of the Company's representations or warranties contained in the Merger Agreement, provided, however, that such breach need not be willful if such termination occurs after the occurrence of an Initial Triggering Event, or (z) by the Company under Section 7.01(b)(iv) of the Merger Agreement under circumstances where BW or Sub could effect termination pursuant to Section 7.01(c)(i) thereof, and (B) the passage of 18 months after the occurrence of the first Initial Triggering Event; provided, however, that any such exercise and purchase of Option Shares shall be subject to compliance with applicable laws.

         The Stock Option Agreement provides also that the Company shall, if requested by BW at any time and from time to time (i) within three years of the first exercise of the Stock Option or (ii) for 30 business days following (x) receipt by BW of official notice that an approval of the OTS or any other governmental entity required for the purchase of the Option Shares would not be issued or granted or (y) a Closing Date shall not have occurred within 18 months after BW has given notice to the Company that it wishes to exercise the Stock Option due to the failure to obtain any such required approval, or receipt by BW of official notice that an approval of the OTS or any other governmental entity required for a repurchase as contemplated by the Stock Option Agreement would not be issued or granted (but solely as to the shares of Company Common Stock or portion of the Stock Option with respect to which the required approval was not received), as expeditiously as practicable prepare and file up to two registration statements under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Company Common Stock or other securities that have been acquired by or are issuable to BW upon exercise of the Stock Option in accordance with the intended method of sale or other disposition stated by BW, including a "shelf" registration statement under the Securities Act.

         At the request of BW at any time during (i) the period during which the Stock Option is exercisable, (ii) the period of 30 business days immediately following (x) receipt by BW of official notice that an approval of the OTS or any other governmental entity required for the purchase of the Option Shares would not be issued or granted or (y) a Closing Date shall not have occurred within 18 months after BW has given notice to the Company that it wishes to exercise the Stock Option due to the failure to obtain any such required approval (but solely as to the shares of Company Common Stock with respect to which the required approval was not received) (either such period being referred to herein as the "Repurchase Period"), the Company (or any successor entity thereof) shall repurchase from BW (A) the Stock Option (or, in the circumstances set forth in clause (ii) above, that portion thereof relating to shares of Company Common Stock with respect to which required approvals were not received) unless the Stock Option has expired or been terminated in accordance with the terms of the Stock Option Agreement and (B) all Option Shares purchased by BW pursuant thereto with respect to which BW then has beneficial ownership.

         Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

                (1) the aggregate exercise price paid by BW for any Option Shares acquired with respect to which BW then has beneficial ownership;

                (2) the excess, if any, of (x) the Applicable Price (as such term is defined in the Stock Option Agreement) for shares of Company Common Stock over (y) the Option Price, with such excess multiplied by the number of Option Shares with respect to which the Stock Option has not been exercised; and

CUSIP No. 663749 10 9                 13D                    Page 10 of 89 Pages



                (3) the excess, if any, of (x) the Applicable Price over (y) the Option Price paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by BW for each Option Share with respect to which the Stock Option has been exercised, with such excess multiplied by the number of such Option Shares.

         If BW exercises the foregoing repurchase rights, the Company shall, within 10 business days after the date on which BW exercises such rights, pay the Section 8 Repurchase Consideration to BW in immediately available funds, and BW shall surrender to the Company the Stock Option and the certificates evidencing the shares of Company Common Stock purchased thereunder with respect to which BW then has beneficial ownership.

         Except to the extent that BW shall have previously exercised its rights to require repurchase of the Stock Option pursuant to the foregoing, at the request of the Company during the six-month period commencing 15 months following the first occurrence of a Subsequent Triggering Event, the Company may repurchase from BW, and BW shall sell to the Company, all (but not less than all) the shares of Company Common Stock acquired by BW pursuant to the Stock Option Agreement and with respect to which BW has beneficial ownership at the time of such repurchase at a price equal to the greater of (i) 110% of the Current Market Price (as such term is defined in the Stock Option Agreement) or
(ii) the sum of (A) the Option Price in respect of the shares so acquired and
(B) BW's pre-tax per share carrying cost (as such term is defined in the Stock Option Agreement), multiplied in the case of either clause (i) or (ii) above by the number of shares so acquired; provided that BW, within 30 days following the Company's notice of its intention to purchase shares pursuant to foregoing, may deliver an Offeror's Notice (as such term is defined in the Stock Option Agreement) pursuant to Section 11 thereof.

         If the Company exercises its rights pursuant to the foregoing and BW does not elect to sell, assign, transfer or otherwise dispose of all or any of the shares of Company Common Stock pursuant to Section 11 of the Stock Option Agreement, the Company shall, within 10 business days after the expiration of the 30-day period referred to in the foregoing paragraph or, if applicable, upon abandonment of the sale to a third party pursuant to Section 11 of the Stock Option Agreement, pay the repurchase consideration in immediately available funds, and BW shall surrender to the Company the certificates evidencing the shares of Company Common Stock purchased pursuant to the terms of the Stock Option Agreement with respect to which BW then has beneficial ownership.

         In the event that, prior to the termination of the Stock Option, the Company shall enter into an agreement (i) to consolidate with or merge into any person, other than BW or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than BW or one of its subsidiaries, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property or the then outstanding shares of Company Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all its assets to any person, other than BW or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Stock Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in the Stock Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of BW, of either (A) the Acquiring Corporation (as defined below) or (B) any person that controls the Acquiring Corporation.

CUSIP No. 663749 10 9                  13D                   Page 11 of 89 Pages


         "Acquiring Corporation" is defined in the Stock Option Agreement as (A) the continuing or surviving corporation of a consolidation or merger with the Company (if other than the Company), (B) the Company in a merger in which the Company is the continuing or surviving person or (C) the transferee of all or substantially all of the Company's assets.

         The Substitute Option shall have the same terms as the Stock Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Stock Option, such terms shall be as similar as possible and in no event less advantageous to BW. The issuer of the Substitute Option (the "Substitute Option Issuer") shall also enter into an agreement with BW in substantially the same form as the Stock Option Agreement, which shall be applicable to the Substitute Option.

         The Substitute Option shall be exercisable for such number of shares of common stock of the Substitute Option Issuer ("Substitute Common Stock") as is equal to the then-current Applicable Price multiplied by the number of shares of Company Common Stock for which the Stock Option is then exercisable, divided by the then-current Average Price (as such term is defined in the Stock Option Agreement). The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of Company Common Stock for which the Stock Option is then exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable; provided that in no event shall the Substitute Option be exercisable for more than 19.9 percent of the shares of Substitute Common Stock outstanding prior to the exercise of the Substitute Option.

         Neither BW nor the Company may assign any of its respective rights and obligations under the Stock Option Agreement or the Stock Option to any other person without the other party's prior written consent, except that BW may assign in whole or in part its rights and obligations under the Stock Option Agreement and the Stock Option to Sub or to any other direct or wholly-owned subsidiary of BW without the consent of the Company.

         If the Stock Option terminates under certain circumstances as described in the Stock Option Agreement, BW may have as many as 30 days subsequent to such termination to exercise the Stock Option (or Substitute Option) in connection with the resale of Company Common Stock or other securities pursuant to a registration statement as provided in the Stock Option Agreement.

         The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Option Agreement, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D. See Item 5, above.

         Merger Agreement

         BW, Sub and the Company are also parties to the Merger Agreement, a copy of which is attached hereto as Exhibit 2 to this Schedule 13D. See Item 4, above.

         Irrevocable Proxies

         Concurrently with the execution and delivery of the Merger Agreement, members of the Board of Directors of the Company executed and delivered to BW certain proxies irrevocably appointing certain officers of BW as proxies of such directors for the sole purpose of voting all shares of Company Common Stock held of record and/or beneficially owned by such directors, as of the record date for the meeting of the stockholders of the Company at which the Merger Agreement will be acted upon, or any adjournments thereof, in favor of the transactions contemplated by the Merger Agreement. A copy of the form of proxy executed by the

CUSIP No. 663749 10 9                  13D                   Page 12 of 89 Pages


directors of the Company is attached hereto as Exhibit 3 to this Schedule 13D. See Item 5, above.

         Except for the contracts, arrangements, understandings and relationships described above, neither BW nor BNP is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1                  Stock Option Agreement dated as of November
                                    9, 1995

         Exhibit 2 Agreement and Plan of Merger dated as of November 9, 1995


         Exhibit 3 Form of Proxy delivered by Directors of the Company to BW


         Exhibit 4 Letter Agreement dated October 17, 1995 between the Company and BW


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 1995.

                             BANK OF THE WEST


                             By /s/ Douglas C. Grigsby
                                --------------------------------------
                                Its Executive Vice President and Chief
                                  Financial Officer

CUSIP No. 663749 10 9                  13D                   Page 13 of 89 Pages


                                  SCHEDULE 13D

                        INDEX TO APPENDICES AND EXHIBITS


                                                                        Sequentially
                                                                          Numbered
   Item                           Description                               Page
----------                    ------------------                        ------------
Appendix I                    Directors and Executive Officers of BW         14

Appendix II                   Directors and Executive Officers of BNP        19

Exhibit 1                     Stock Option Agreement dated as of
                              November 9, 1995                               23

Exhibit 2                     Agreement and Plan of Merger dated as
                              of November 9, 1995                            36

Exhibit 3                     Form of Proxy delivered by Directors of
                              the Company to BW                              85

Exhibit 4                     Letter Agreement dated October 17, 1995
                              between the Company and BW                     87

CUSIP No. 663749 10 9                13D                     Page 14 of 89 Pages



                           APPENDIX I TO SCHEDULE 13D

                        DIRECTORS AND EXECUTIVE OFFICERS

                                      OF BW

A.     Directors

  1.   Michel Larrouilh

       a.  Business Address:   Bank of the West
                               180 Montgomery Street
                               San Francisco, California 94104

       b.  Occupation:  Chief Executive Officer of Bank of the West ("BW") and
                        Vice Chairman of the Board of Directors

       c.  Citizenship: USA

  2.   Don J. McGrath

       a.  Business Address:   Bank of the West
                               180 Montgomery Street
                               San Francisco, California 94104

       b.  Occupation:  President and Chief Operating Officer of BW

       c.  Citizenship: USA

  3.   Lionel Bordarier

       a.  Business Address:   Banque Nationale de Paris
                               16 Boulevard des Italiens
                               75009 Paris, France

       b.  Occupation:  Head of American Department-Banque Nationale de Paris
                        ("BNP")

       c.  Citizenship: France

  4.   Maryellen Cattani

       a.  Business Address:   American President Companies
                               1111 Broadway
                               Oakland, California 94607

       b.  Occupation:  Senior Vice President and General Counsel

       c.  Citizenship: USA

  5.   Robert A. Fuhrman

       a.  Business Address:   Bank of the West
                               180 Montgomery Street

CUSIP No. 663749 10 9                 13D                    Page 15 of 89 Pages



                               San Francisco, California   94104

       b.  Occupation:  Chairman of the Board of Directors of BW and Retired
                        Vice Chairman of the Board and Chief Operating Officer of Lockheed Corporation

       c.  Citizenship: USA

  6.   Vivien Levy-Garboua

       a.  Business Address:   Banque Nationale de Paris
                               16 Boulevard des Italiens
                               75009 Paris, France

       b.  Occupation:  Senior Executive Vice President, International
                        Affairs-BNP

       c.  Citizenship: France

  7.   Yves Martrenchar

       a.  Business Address:   Banque Nationale de Paris
                               16 Boulevard des Italiens
                               75009 Paris, France

       b.  Occupation:  Head of the Retail and Professional Department, Domestic
                        Network-BNP

       c.  Citizenship: France

  8.   Otis W. Mitchell

       a.  Business Address:   Holmes Properties
                               P.O. Box 1710
                               San Jose, California 95109

       b.  Occupation:  General Manager of Holmes Properties

       c.  Citizenship: USA

  9.   Rodney R. Peck

       a.  Business Address:   Pillsbury Madison & Sutro
                               235 Montgomery Street
                               San Francisco, California 94104

       b.  Occupation:  Attorney

       c.  Citizenship: USA

  10.  Donald A. Pelton

       a.  Business Address:   Bank of the West
                               180 Montgomery Street
                               San Francisco, California 94104

CUSIP No. 663749 10 9                  13D                   Page 16 of 89 Pages



       b.  Occupation:  Retired from position as Senior Executive Vice
                        President, Real Estate Administration-BW

       c.  Citizenship: USA

  11.  Joel Sibrac

       a.  Business Address:   Banque Nationale de Paris
                               16 Boulevard des Italiens
                               75009 Paris, France

       b.  Occupation:  Head of the North American Sector, American Division-BNP

       c.  Citizenship: France

  12.  William R. Thomas

       a.  Business Address:   Bank of the West
                               180 Montgomery Street
                               San Francisco, California 94104

       b.  Occupation:  Retired Senior Vice President, Global Marine, Inc.

       c.  Citizenship: USA

  13.  Jean Thomazeau

       a.  Business Address:   Banque Nationale de Paris
                               16 Boulevard des Italiens
                               75009 Paris, France

       b.  Occupation:  Executive Vice President, Corporations, Banks and
                        Commitments, International Division


       c.  Citizenship: France

  14.  Admiral Robert A. Toney, USN Retired

       a.  Business Address:   Bank of the West
                               180 Montgomery Street
                               San Francisco, California 94104

       b.  Occupation:  Retired Admiral, United States Navy

       c.  Citizenship: USA

  15.  Jacques Henri Wahl

       a.  Business Address:   Banque Nationale de Paris
                               16 Boulevard des Italiens
                               75009 Paris, France

       b.  Occupation:  Advisor to the Chairman-BNP

       c.  Citizenship: France

CUSIP No. 663749 10 9                 13D                    Page 17 of 89 Pages



B.  Executive Officers

    1.   Michel Larrouilh
         (see entry under "Directors")

    2.   Don J. McGrath
         (see entry under "Directors")

    3.   Bernard Brasseur

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Risk Manager-BW

         c.  Citizenship: France

    4.   Stephen C. Glenn

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President and Chief Administrative
                          Officer and Corporate Secretary

         c.  Citizenship: USA

    5.   Thomas J. Burns

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President-Credit Administration

         c.  Citizenship: USA

    6.   Richard T. McGoldrick

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President-Consumer Credit Division

         c.  Citizenship: USA

    7.   Christian Morio

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

CUSIP No. 663749 10 9                 13D                    Page 18 of 89 Pages


         b.  Occupation:  Chief Inspector-BW

         c.  Citizenship: France

    8.   Douglas C. Grigsby

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President and Chief Financial Officer

         c.  Citizenship: USA

    9.   Frank Bonetto

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President-Community Banking

         c.  Citizenship: USA

    10.  Donald E. Weyant

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President-Real Estate Industries Group

         c.  Citizenship: USA

    11.  James R. Henry

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President, Corporate Banking

         c.  Citizenship: USA

    12.  Donald R. Ward

         a.  Business Address:  Bank of the West
                                180 Montgomery Street
                                San Francisco, California 94104

         b.  Occupation:  Executive Vice President-Operations and Systems

         c.  Citizenship: USA

CUSIP No. 663749 10 9                 13D                    Page 19 of 89 Pages



                           APPENDIX II TO SCHEDULE 13D

                        DIRECTORS AND EXECUTIVE OFFICERS

                                     OF BNP

A.          Directors

   1.       Lindsay Owen-Jones

            a.      Business Address:    14, rue Royale
                                         75008 Paris, France

            b.      Occupation:   Chairman of L'Oreal

            c.      Citizenship:  United Kingdom

   2.       Alain Joly

            a.      Business Address:     75 Quai d'Orsay
                                          75007 Paris, France

            b.      Occupation:   Chairman of Air Liquide

            c.      Citizenship:  France

   3.       Jurgen Sarrazin

            a.      Business Address:     Jurgen Ponto Platz 1
                                          60301 Frankfurt am Main
                                          Germany

            b.      Occupation:   Chairman of the Executive Committee of
                                  Dresdner Bank

            c.      Citizenship:  Germany

   4.       Rene Thomas

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Chairman Emeritus of BNP

            c.      Citizenship:   France

   5.       Michel Pebereau

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Chairman of BNP

CUSIP No. 663749 10 9                 13D                    Page 20 of 89 Pages




            c.      Citizenship:   France

   6.       Daniel Lebegue

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    President and Chief Operating Officer - BNP

            c.      Citizenship:   France

   7.       Jacques Henri Wahl

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Advisor to the Chairman - BNP

            c.      Citizenship:   France

   8.       Jean-Louis Beffa

            a.      Business Address:     Les Miroirs
                                          92096 La Defense, France

            b.      Occupation:    Chairman of Saint-Gobain

            c.      Citizenship:   France

   9.       Jean Gandois

            a.      Business Address:     31, ave Pierre ler de Serbie
                                          75016 Paris, France

            b.      Occupation:    President of the CNPF (Conseil National
                                   du Patronat Francais)

            c.      Citizenship:   France

   10.      Philippe Jaffre

            a.      Business Address:     Tour ELF

                                          2 place de la Coupole, La Defense
                                          92400 Courbevoie, France

            b.      Occupation:    Chairman of ELF-Aquitaine

            c.      Citizenship:   France

   11.      Patrick Auguste

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

CUSIP No. 663749 10 9                 13D                    Page 21 of 89 Pages




            b.      Occupation:    Employee - BNP

            c.      Citizenship:   France

   12.      Jean-Marie Gianno

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Employee - BNP

            c.      Citizenship:   France

   13.      Jacques Friedman

            a.      Business Address:     9, place Vendome
                                          75001 Paris, France

            b.      Occupation:    Chairman of UAP

            c.      Citizenship:   France

   14.      Louis Schweitzer

            a.      Business Address:     34, quai du Point du Jour
                                          92109 Boulogne - Billancourt

            b.      Occupation:    Chairman of Renault

            c.      Citizenship:   France

   15.      Philippe Mussot

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Employee - BNP

            c.      Citizenship:   France

B.   Executive Officers

     1.     Daniel Lebegue
            (see entry under "Directors")

     2.     Jacques Henri Wahl
            (see entry under "Directors")

CUSIP No. 663749 10 9                 13D                    Page 22 of 89 Pages



   3.       Christian Aubin

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Senior Executive Vice President, Auditing
                                   and Strategy

            c.      Citizenship:   France

   4.       George Chodron de Courcel

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Senior Executive Vice President, Finance

            c.      Citizenship:   France

   5.       Vivien Levy-Garboua

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Senior Executive Vice President,
                                   International Affairs

            c.      Citizenship:   France

   6.       Baudouin Prot

            a.      Business Address:     Banque Nationale de Paris
                                          16 Boulevard des Italiens
                                          75009 Paris, France

            b.      Occupation:    Senior Executive Vice President, Domestic
                                   Network

            c.      Citizenship:   France

CUSIP No. 663749 10 9                 13D                    Page 23 of 89 Pages



                                    EXHIBIT 1

                             Stock Option Agreement
                          dated as of November 9, 1995

                                                                  Execution Copy


               STOCK OPTION AGREEMENT dated as of November 9, 1995, among BANK OF THE WEST, a California banking corporation ("Grantee"), NF ACQUISITION CO., a Delaware corporation and a wholly owned subsidiary of Grantee ("Sub"), and NORTHBAY FINANCIAL CORPORATION, a Delaware corporation ("Issuer").


     WHEREAS, Issuer is a registered savings and loan holding company under the Savings and Loan Holding Company Act, as amended (the "SLHC Act");

     WHEREAS, Grantee is a commercial bank organized and existing under California law;

     WHEREAS, Grantee, Sub and Issuer propose to enter into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

     WHEREAS, as a condition and inducement to Grantee's and Sub's willingness to enter into the Merger Agreement, Grantee and Sub have required that Issuer grant to Grantee the Option (as defined in Section 2); and

     WHEREAS, the Board of Directors of Issuer, believing it to be in the best interests of Issuer, has approved this Agreement and the grant by Issuer of the Option.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. Definitions; Interpretation. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement, which also contains in Section 8.03(b) thereof certain rules of construction and interpretation that shall be applicable hereto as if set forth herein.

     2. Grant of Option. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 547,354 fully paid and nonassessable shares (such amount, as may be adjusted from time to time as set forth herein, the "Option Shares") of Common Stock, par value $0.10 per share ("Issuer Common Stock"), of the Issuer at a purchase price of U.S. $13.25 per Option Share (such price, as may be adjusted from time to time as set forth herein, the "Option Price"). The number of Option Shares that may be received upon the exercise of the Option and the Option Price are subject to adjustment as set forth in Section 6.

     3. Exercise of Option. (a) Grantee may exercise the Option, in whole or part, at any time and from time to time on or after the date hereof if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below). Each of the following shall be an Exercise Termination Event: the earliest to occur of (i) the Effective Time of the Merger, (ii) termination of the Merger Agreement pursuant to Section
7.01 thereof (other than for any of the reasons described in clause (iii) of this Section 3(a)), and (iii) the later of (A) 18 months after termination of the Merger Agreement (x) by either Grantee or Sub under Section 7.01(c)(i) thereof, (y) by Grantee under Section 7.01(b)(ii) thereof as a result of a willful breach of any covenant or obligation or willful breach of any of Issuer's representations, or warranties contained in the Merger Agreement, provided, however, that such breach need not be willful if such termination occurs after the occurrence of an Initial Triggering Event, or (z) by Issuer under Section 7.01(b)(iv) under circumstances where Grantee or Sub could effect termination pursuant to Section 7.01(c)(i), and (B) the passage of 18 months after the occurrence of the first Initial Triggering Event; provided, however, that, any such exercise and purchase of

Option Shares shall be subject to compliance with applicable laws, including the SLHC Act. The rights set forth in Sections 8, 9 and 10 shall not terminate when the right to exercise the Option terminates as set forth herein, but shall extend to such time as is provided in such Sections 8, 9 and 10. Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option.

     (b) (i) An "Initial Triggering Event" means the occurrence with respect to the Issuer of any of the following events or circumstances after the date hereof:

          (A) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary") without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(A)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or any Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any of Issuer's subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Issuer or any subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any subsidiary; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Issuer and/or Issuer Subsidiaries;

          (B) Any person (other than Grantee or any Grantee Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Issuer Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder);

          (C) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than Grantee or any Grantee Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively));

          (D) After a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Grantee to terminate the Agreement, the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting thereon, such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement;

          (E) Any person other than Grantee or any Subsidiary thereof, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision ("OTS") or other federal or state bank regulatory authority for approval to engage in an Acquisition Transaction with respect to Issuer; or

          (F) Issuer shall have breached any covenant or obligation contained in that certain letter agreement dated October 17, 1995 between Grantee and Issuer.

    (ii) The term "Subsequent Triggering Event" shall mean the occurrence with respect to Issuer of either of the following events or circumstances after the date hereof:

          (A) The acquisition by any person other than Grantee or any Grantee Subsidiary of beneficial ownership of 25% or more of the then outstanding Common Stock; or

          (B) The occurrence of an Initial Triggering Event described in Section 3(b)(i)(A) except that the percentage referred to in clause (z) shall be 25%.

     (c) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"); provided that it is understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

     (d) In the event Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being referred to herein as the "Notice Date") specifying (i) the total number of Option Shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (a "Closing Date"); provided that if prior notification to or approval of the OTS or any other Governmental Entity is required in connection with such purchase, Grantee shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification periods have expired or been terminated or (B) such approvals have been obtained and any requisite waiting period or periods shall have passed.

     (e) Notwithstanding Section 3(d), in no event shall any Closing Date be more than 18 months after the related Notice Date, and if the Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired. In the event (i) Grantee receives official notice that an approval of the OTS or any other Governmental Entity required for the purchase of the Option Shares would not be issued or granted or (ii) a Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall nevertheless be entitled to exercise its right as set forth in Section 8 or to exercise the Option in connection with the resale of Issuer Common Stock or other securities pursuant to a registration statement as provided in Section 10. The provisions of this Section 3 and
Section 4 shall apply with appropriate adjustments to any such exercise.

     4. Payment and Delivery of Certificates. (a) On each Closing Date referred to in Section 3(d), Grantee shall pay to Issuer in immediately available funds by a wire transfer to a bank account designated by Issuer an amount equal to the Option Price multiplied by the number of Option Shares to be purchased on such Closing Date.

     (b) On each Closing Date, simultaneously with the delivery of immediately available funds as provided in Section 4(a), Issuer shall deliver to Grantee a certificate or certificates representing the Option Shares to be purchased on such Closing Date. If the Option should be exercised in part only, a new Option evidencing the rights of Grantee to purchase the balance of the Option Shares purchasable hereunder shall be issued to Grantee, and Grantee shall deliver to Issuer a copy of this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement.

     (c) Certificates for Issuer Common Stock delivered on a Closing Date hereunder shall be endorsed with a restrictive legend that shall read substantially as follows:

     THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESALE RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 9, 1995, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF ISSUER. A COPY OF SUCH AGREEMENT WILL BE MAILED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and
(iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (d) Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under Section 3(d), the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to Issuer, Grantee shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such Option Shares shall not then be actually delivered to Grantee. Issuer shall pay all expenses and any and all federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 4 in the name of Grantee or its assignee, transferee or designee.

     (e) If, at the time of issuance of any Option Shares pursuant to an exercise of all or a portion of the Option hereunder, Issuer shall have created a "poison pill" or similar security and issued any "rights" or similar securities pursuant thereto ("Rights"), then each Option Share issued pursuant to such exercise shall also represent Rights or new rights with terms substantially identical to and at least as favorable to Grantee as are provided under the Rights Agreement or any similar agreement then in effect.

     5. Authorizations, etc. Issuer agrees (i) that it shall at all times maintain, free from preemptive rights or Liens, sufficient authorized but unissued shares of Issuer Common Stock (and other securities issuable pursuant to Section 6) so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, recapitalization, reclassification, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including, in the event, under the SLHC Act, or a state banking law, prior approval of or notice to the OTS or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with Grantee in preparing such applications or notices and providing such information to the OTS or such state regulatory authority as they may require) in order to permit Grantee to exercise the Option and so that the Option Shares, when issued, shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of all Liens and not subject to any preemptive rights; and (iv) promptly to take all action provided herein to protect the rights of Grantee against dilution.

     6. Adjustments. (a) In the event that any additional shares of Issuer Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to an exercise of the Option or an event described in Section 6(b)), including pursuant to stock option plans and in connection with acquisitions and other transactions permitted by the Merger Agreement, the number of Option Shares shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding (without giving pro forma effect to the issuance of the Option Shares). Nothing contained in this Section 6(a) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares of Issuer Common Stock in breach of, or otherwise breach any of, the provisions of the Merger Agreement.

     (b) In the event of any change in Issuer Common Stock by reason of a stock dividend, split-up, recapitalization, combination, subdivision, conversion, exchange of shares or similar transaction, the type and number of Option Shares shall be appropriately adjusted and proper provision shall be made in the agreements governing any such transaction, so that Grantee shall receive upon exercise of the Option the number and class of shares, other securities, property or cash that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised in full and the Option Shares had been issued to Grantee immediately prior to such event or the record date therefor, as applicable. Whenever the number of Option Shares is adjusted as provided in this Section 6(b), the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which is equal to the number of Option Shares purchasable after the adjustment.

     7. Replacement Options. (a) In the event that, prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the then outstanding shares of Issuer Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (A) the Acquiring Corporation (as defined below) or (B) any person that controls the Acquiring Corporation.

     (b) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (B) Issuer in a merger in which Issuer is the continuing or surviving person or (C) the transferee of all or substantially all of Issuer's assets.

         (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

        (iii) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that, if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as Grantee may elect.

     (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The issuer of the Substitute Option (the "Substitute Option Issuer") shall also enter into an agreement with Grantee in substantially the same form as this Agreement, which shall be applicable to the Substitute Option. Without limiting the generality of the foregoing, the provisions of Sections 8, 9, 10, 11 and 12 shall apply with respect to the Substitute Option and any securities for which the Substitute Option becomes exercisable with the same effect as if all references to "Issuer" in such Sections were references to "Substitute Option Issuer", all references to "Issuer Common Stock" were references to "Substitute Common Stock", all references to the "Option" were references to the "Substitute Option" and all references to "Option Shares" were references to "Substitute Option Shares".

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the then-current Applicable Price (as defined in Section 8(c)) multiplied by the number of shares of Issuer Common Stock for which the Option is then exercisable, divided by the then-current Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option is then exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to the exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to such exercise but for the limitation in this paragraph (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this paragraph (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this paragraph (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee.

     (f) Issuer shall not enter into any transaction described in Section 7(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     8. Repurchase at the Option of Grantee. (a) At the request of Grantee at any time during (i) the period during which the Option is exercisable pursuant to Section 3 or (ii) the period of 30 business days immediately following the occurrence of either of the events set forth in clauses (i) and (ii) of the second sentence of Section 3(e) (but solely as to the shares of Issuer Common Stock with respect to which the required approval was not received) (either such period being referred to herein as the "Repurchase Period"), Issuer (or any successor entity thereof) shall repurchase from Grantee (A) the Option (or, in the circumstances set forth in clause (ii) above, that portion thereof relating to shares of Issuer Common Stock with respect to which required approvals were not received) unless the Option has expired or been terminated in accordance with the terms hereof and (B) all Option Shares purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its rights under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

          (1) the aggregate exercise price paid by Grantee for any Option Shares acquired with respect to which Grantee then has beneficial ownership;

          (2) the excess, if any, of (x) the Applicable Price for shares of Issuer Common Stock over (y) the Option Price, with such excess multiplied by the number of Option Shares with respect to which the Option has not been exercised; and

          (3) the excess, if any, of (x) the Applicable Price over (y) the Option Price paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each Option Share with respect to which the Option has been exercised, with such excess multiplied by the number of such Option Shares.

     (b) If Grantee exercises its rights under this Section 8, Issuer shall, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of the OTS or other Governmental Entity is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Issuer shall deliver from time to time that portion of the
Section 8 Repurchase Consideration that it is not then so prohibited from paying and shall promptly file the required notice or application for approval and shall expeditiously process the same (and Grantee shall cooperate with Issuer in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to the preceding sentence for the payment of the portion of the Section 8 Repurchase Consideration requiring such notification or approval shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained and, in either event, any requisite waiting period shall have passed. If the OTS or any other Governmental Entity disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Grantee and redeliver to Grantee the Option Shares it is then prohibited from repurchasing, and Grantee shall have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the number of shares as to which payment has been made pursuant to
Section 8(a)(2); provided that if the Option shall have terminated prior to the date of such notice or shall be scheduled to terminate prior to the date of such notice or shall be scheduled to terminate at any time before the expiration of a period ending on the 30th business day after such date, Grantee shall nonetheless have the right so to exercise the Option or exercise its rights under Section 10 until the expiration of such period of 30 business days. Notwithstanding anything herein to the contrary, Grantee shall be entitled to exercise its right under this Section 8 on only one occasion.

     (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share at which a tender offer or exchange offer has been made for shares of Issuer Common Stock after the date hereof and on or prior to the Request Date (or any other applicable determination date),
(ii) the price per share to be paid by any third party for shares of Issuer Common Stock or the consideration per share to be received by holders of Issuer Common Stock, in each case pursuant to an agreement with Issuer for a merger or other business combination entered into on or prior to the Request Date (or any other applicable determination date), (iii) the highest price per share paid by any third party to acquire from a stockholder of Issuer, in one transaction or in a series of related transactions, an aggregate amount of Issuer Common Stock of 10% or more of the outstanding Issuer Common Stock or (iv) the highest bid price per share of Issuer Common Stock as quoted on the American Stock Exchange or, if not so quoted, on the principal trading market on which such shares are traded as reported by a recognized source during the 60 business days preceding the Request Date (or any other applicable determination date). If the consideration to be offered, paid or received pursuant to a transaction described in either clause (i) or (ii) above shall be other than cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

     9. Repurchase at the Option of Issuer. (a) Except to the extent that Grantee shall have previously exercised its rights under Section 8, at the request of Issuer during the six-month period commencing 15 months following the first occurrence of a Subsequent Triggering Event, Issuer may repurchase from Grantee, and Grantee shall sell to Issuer, all (but not less than all) the shares of Issuer Common Stock acquired by Grantee pursuant hereto and with respect to which Grantee has beneficial ownership at the time of such repurchase at a price equal to the greater of (i) 110% of the Current Market Price (as defined below) or (ii) the sum of (A) the Option Price in respect of the shares so acquired and (B) Grantee's pre-tax per share carrying cost (as defined below), multiplied in the case of either clause (i) or (ii) above by the number of shares so acquired (the "Section 9 Repurchase Consideration"); provided that Grantee, within 30 days following Issuer's notice of its intention to purchase shares pursuant to this Section 9, may deliver an Offeror's Notice (as defined in Section 11) pursuant to Section 11, in which case the provisions of Section 11 and not those of this Section 9 shall control; and provided further that Issuer's rights under this Section 9 shall be suspended (with any such rights being extended accordingly) during any period when the exercise of such rights would subject Grantee to liability pursuant to Section 16(b) of the Exchange Act by reason of Grantee's purchase of shares of Issuer Common Stock pursuant to this Agreement.

     (b) If Issuer exercises its rights under this Section 9 and Grantee does not deliver an Offeror's Notice or Grantee does not sell the shares to a third party pursuant thereto, Issuer shall, within 10 business days after the expiration of the 30-day period referred to in paragraph (a) above or, if applicable, upon abandonment of the transaction covered by the Offeror's Notice, pay the Section 9 Repurchase Consideration in immediately available funds, and Grantee shall surrender to Issuer the certificates evidencing the shares of Issuer Common Stock purchased hereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens.

     (c) As used herein, (i) "Current Market Price" means the average closing bid price per share of Issuer Common Stock as quoted on the American Stock Exchange or, if not so quoted, on the principal trading market on which such shares are traded as reported by a recognized source for the 10 business days preceding the date of the Issuer's request for repurchase pursuant to this
Section 9 and (ii) "Grantee's pretax per share carrying cost" shall be the amount equal to the interest on the aggregate Option Price paid for the shares of Issuer Common Stock purchased from the date of purchase to the date of repurchase at the rate of interest announced by Parent as its prime or base lending or reference rate during such period, less any dividends received on the shares so purchased, divided by the number of shares so purchased.

     10. Registration Rights; Listing. (a) Issuer shall, if requested by Grantee at any time and from time to time (i) within three years of the first exercise of the Option or (ii) for 30 business days following the occurrence of either of the events set forth in clauses (i) and (ii) of the second sentence of Section 3(e) or receipt by Grantee of official notice that an approval of the OTS or any other Governmental Entity required for a repurchase as contemplated by Section 8(b) would not be issued or granted (but solely as to the shares of Issuer Common Stock or portion of the Option with respect to which the required approval was not received), as expeditiously as practicable prepare and file up to two registration statements under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision. Issuer shall use its best efforts to cause each such registration statement to become effective and to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Issuer shall also use its best efforts to qualify such shares or other securities under any applicable state securities laws. Grantee agrees to use all reasonable efforts to cause, and to cause any underwriters or agents of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee shall own beneficially more than 2% of the then outstanding voting power of Issuer. In the event that Grantee requests Issuer to file a registration statement following the failure to obtain a required approval for an exercise of the Option as described in Section 3(e), the closing of the sale or other disposition of Issuer Common Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option, and Grantee shall be entitled to cause the Option Shares to be issued directly to the underwriters or agents named in such registration statement. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time that do not exceed 60 days in the aggregate for all such periods if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer. Any registration effected under this Section 10 shall be at Issuer's expense, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by Grantee in connection with any such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares or other securities, but only to the extent of obligating itself in respect of representations, warranties, covenants, indemnities, contribution and other agreements customarily included in such underwriting agreements for the issuer. If, during the time periods referred to in the first sentence of this Section 10, Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or S-8, or any successor form), it shall allow Grantee the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for Grantee under this Section 10; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer shall include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer or other stockholders, taken as a single group.

     (b) If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on a national or regional securities exchange or quoted on a national or regional quotation system, Issuer, upon request of Grantee, shall use its best efforts to make any filings and obtain any approvals necessary in order to cause the Option Shares or other securities acquired upon exercise of the Option to be so listed or quoted.

     11. First Refusal. At any time after the first occurrence of a Subsequent Triggering Event and prior to the later of (a) expiration of 24 months immediately following the first purchase of shares of Issuer Common Stock pursuant to the Option and (b) the termination of the Option pursuant to Section 3(a), if Grantee shall desire to sell, assign, transfer or otherwise dispose of all or any of the shares of Issuer Common Stock or other securities acquired by it pursuant to the Option, it shall give Issuer written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase such shares or other securities from such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by Grantee to Issuer, which may be accepted within 10 business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which Grantee is proposing to transfer such shares or other securities to such transferee. The purchase of any such shares or other securities by Issuer shall be settled within 10 business days of the date of the acceptance of the offer and the purchase price shall be paid to Grantee in immediately available funds; provided that, if prior notification to or approval of the OTS or any other Governmental Entity is required in connection with such purchase, Issuer shall promptly file the required notice or application for approval and shall expeditiously process the same (and Grantee shall cooperate with Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of Issuer to purchase all the shares or other securities covered by an Offeror's Notice or if the OTS or any other Governmental Entity disapproves Issuer's proposed purchase of such shares or other securities, Grantee may, within 60 days from the date of the Offeror's notice (subject to any necessary extension for regulatory notification, approval or waiting periods), sell all, but not less than all, of such shares or other securities to the proposed transferee at no less than the price specified, and on terms no more favorable than those specified, in the Offeror's Notice. The requirements of this Section 11 shall not apply to (A) any disposition as a result of which the proposed transferee would own beneficially not more than 2% of the outstanding voting power of Issuer, (B) any disposition of Issuer Common Stock or other securities by a person to whom Grantee has assigned its rights under the Option with the consent of Issuer, (C) any sale by means of a public offering registered under the Securities Act in which steps are taken to reasonably assure that no purchaser will acquire securities representing more than 2% of the outstanding voting power of Issuer or (D) any transfer to Sub or to any other wholly owned subsidiary of Parent that agrees in writing to be bound by the terms hereof.

     12. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft, or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

     13. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement or the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Grantee may assign in whole or in part its rights and obligations hereunder to Sub or to any other direct or indirect wholly owned subsidiary of Grantee without the consent of Issuer. Subject to the preceding sentence, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

     14. Further Assurances. Each party hereto will use its best efforts to make all filings with, and to obtain consent of, all third parties and governmental authorities necessary or advisable to the consummation of the transactions contemplated by this Agreement, including applying to the OTS under the SLHC Act for approval to acquire the shares issuable hereunder. In the event of any exercise of the Option by Grantee, Issuer, Grantee and Sub shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary or advisable in order to consummate the transactions provided for by such exercise.

     15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through specific performance, injunctive relief or other equitable relief. This provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     16. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a Federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that Grantee is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 8, the full number of Option Shares provided in
Section 1(a) hereof (as adjusted pursuant to Section 6), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of Option Shares as may be permissible without any amendment or modification hereof.

     17. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in the manner and to the addresses specified in accordance with Section 8.02 of the Merger Agreement.

     18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any applicable principles of conflicts of laws.

     19. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     20. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     21. Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     22. Entire Agreement; No Third-Party Beneficiaries. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement (and the Merger Agreement and the other documents and instruments referred to herein and therein) contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                                 BANK OF THE WEST,

                                 by
                                   /s/ Don J. McGrath
                                   ---------------------------------------------
                                   Name:   Don J. McGrath
                                   Title:  President and Chief Operating Officer


                                 NF ACQUISITION CO.,

                                 by
                                   /s/ Douglas C. Grigsby
                                   ---------------------------------------------
                                   Name:   Douglas C. Grigsby
                                   Title:  Treasurer


                                 NORTHBAY FINANCIAL CORPORATION,

                                 by
                                   /s/ Alfred A. Alys
                                   ---------------------------------------------
                                   Name:   Alfred A. Alys
                                   Title:  President and Chief Executive Officer

CUSIP No. 663749 10 9                 13D                    Page 36 of 89 Pages



                                    EXHIBIT 2

                          Agreement and Plan of Merger
                          dated as of November 9, 1995

Confidential                                                      Execution Copy




                          AGREEMENT AND PLAN OF MERGER



                          Dated as of November 9, 1995



                                     among



                                BANK OF THE WEST



                               NF ACQUISITION CO.



                                      and



                         NORTHBAY FINANCIAL CORPORATION

                               TABLE OF CONTENTS

                                                                                           Page
Parties and Recitals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

ARTICLE I The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
  SECTION 1.01.   The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
  SECTION 1.02.   Closing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
  SECTION 1.03.   Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
  SECTION 1.04.   Effects of the Merger   . . . . . . . . . . . . . . . . . . . . . . . .   2
  SECTION 1.05.   Certificate of Incorporation and By-laws  . . . . . . . . . . . . . . .   2
  SECTION 1.06.   Directors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
  SECTION 1.07.   Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
  SECTION 1.08.   Absence of Control  . . . . . . . . . . . . . . . . . . . . . . . . . .   2
  SECTION 1.09.   Alternative Structure   . . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE II Effect of the Merger on the Capital Stock of the Constituent
                  Corporations; Exchange of Certificates  . . . . . . . . . . . . . . . .   2
  SECTION 2.01.   Effect on Capital Stock   . . . . . . . . . . . . . . . . . . . . . . .   2
          (a)     Capital Stock of Sub  . . . . . . . . . . . . . . . . . . . . . . . . .   3
          (b)     Cancellation of Company and Parent Owned Stock  . . . . . . . . . . . .   3
          (c)     Conversion of Company Common Stock  . . . . . . . . . . . . . . . . . .   3
          (d)     Outstanding options   . . . . . . . . . . . . . . . . . . . . . . . . .   3
          (e)     Appraisal rights  . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
          (f)     Conversion of Dissenting Shares   . . . . . . . . . . . . . . . . . . .   4
          (g)     Closure of Stock Transfer Books   . . . . . . . . . . . . . . . . . . .   4
          (h)     Adjustments for Dilution and Other Matters  . . . . . . . . . . . . . .   4
  SECTION 2.02.   Exchange of Certificates  . . . . . . . . . . . . . . . . . . . . . . .   4
          (a)     Paying Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
          (b)     Parent To Provide Funds   . . . . . . . . . . . . . . . . . . . . . . .   4
          (c)     Exchange Procedures   . . . . . . . . . . . . . . . . . . . . . . . . .   4
          (d)     No Further Ownership Rights in Company Common Stock   . . . . . . . . .   5
          (e)     No Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
          (f)     Withholding Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .   5

ARTICLE III Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . .   6
  SECTION 3.00.   Materiality   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  SECTION 3.01.   Representations and Warranties of the Company   . . . . . . . . . . . .   6
          (a)     Organization and Authority  . . . . . . . . . . . . . . . . . . . . . .   6
          (b)     Capital Structure   . . . . . . . . . . . . . . . . . . . . . . . . . .   6
          (c)     Authorization   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
          (d)     SEC Documents; Financial Statements; Reports  . . . . . . . . . . . . .   8
          (e)     Information Supplied  . . . . . . . . . . . . . . . . . . . . . . . . .   9
          (f)     Compliance with Applicable Laws   . . . . . . . . . . . . . . . . . . .  10
          (g)     Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
          (h)     Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
          (i)     Absence of Changes in Benefit Plans   . . . . . . . . . . . . . . . . .  12
          (j)     ERISA Compliance  . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
          (k)     Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
          (l)     State Takeover Statutes   . . . . . . . . . . . . . . . . . . . . . . .  14
          (m)     Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
          (n)     Other Activities of the Company and its Subsidiaries  . . . . . . . . .  15
          (o)     Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
          (p)     Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
          (q)     Material Interests of Certain Persons   . . . . . . . . . . . . . . . .  16
          (r)     Brokers and Finders; Schedule of Fees and Expenses  . . . . . . . . . .  16
          (s)     Opinion of Financial Advisor  . . . . . . . . . . . . . . . . . . . . .  16
          (t)     Allowance for Loan Losses   . . . . . . . . . . . . . . . . . . . . . .  16

                                                     (i)

          (u)     Certain Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . .  16
          (v)     Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . .  17
          (w)     Labor and Employment Matters  . . . . . . . . . . . . . . . . . . . . .  17
          (x)     Registration Obligations  . . . . . . . . . . . . . . . . . . . . . . .  18
          (y)     Accounting Records  . . . . . . . . . . . . . . . . . . . . . . . . . .  18
          (z)     Undisclosed Liabilities   . . . . . . . . . . . . . . . . . . . . . . .  19
          (aa)    Investment Securities   . . . . . . . . . . . . . . . . . . . . . . . .  19
          (bb)    Loans   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
          (cc)    Interest Rate Risk Management Instruments; Structured Notes   . . . . .  20
          (dd)    Compliance with Policies  . . . . . . . . . . . . . . . . . . . . . . .  20
          (ee)    Community Reinvestment Act  . . . . . . . . . . . . . . . . . . . . . .  20
          (ff)    Certain Circumstances   . . . . . . . . . . . . . . . . . . . . . . . .  21
  SECTION 3.02.   Representations and Warranties of Parent and Sub  . . . . . . . . . . .  21
          (a)     Organization and Authority  . . . . . . . . . . . . . . . . . . . . . .  21
          (b)     Authorization   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
          (c)     Information Supplied  . . . . . . . . . . . . . . . . . . . . . . . . .  22
          (d)     Ownership of Company Common Stock   . . . . . . . . . . . . . . . . . .  22
          (e)     Brokers and Finders   . . . . . . . . . . . . . . . . . . . . . . . . .  22
          (f)     Financing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
          (g)     Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
          (h)     Community Reinvestment Act Compliance   . . . . . . . . . . . . . . . .  22
          (i)     Certain Circumstances   . . . . . . . . . . . . . . . . . . . . . . . .  22

ARTICLE IV Covenants Relating to Conduct of the Company's Business  . . . . . . . . . . .  23
  SECTION 4.01.   Covenants of the Company  . . . . . . . . . . . . . . . . . . . . . . .  23
          (a)     Ordinary Course   . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
          (b)     Dividends; Changes in Stock   . . . . . . . . . . . . . . . . . . . . .  23
          (c)     Issuance of Securities  . . . . . . . . . . . . . . . . . . . . . . . .  23
          (d)     Governing Documents   . . . . . . . . . . . . . . . . . . . . . . . . .  24
          (e)     No Acquisitions   . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
          (f)     No Dispositions   . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
          (g)     Indebtedness  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
          (h)     Other Actions   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
          (i)     Advice of Changes; Government Filings   . . . . . . . . . . . . . . . .  24
          (j)     Accounting Methods  . . . . . . . . . . . . . . . . . . . . . . . . . .  25
          (k)     Compensation; Benefit Plans Employment Agreement  . . . . . . . . . . .  25
          (l)     Tax Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
          (m)     Settlements, Etc.   . . . . . . . . . . . . . . . . . . . . . . . . . .  25
          (n)     Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . .  26
          (o)     Loans and Commitments   . . . . . . . . . . . . . . . . . . . . . . . .  26
          (p)     Investments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
          (q)     No Change in Rates  . . . . . . . . . . . . . . . . . . . . . . . . . .  26
          (r)     General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
  SECTION 4.02.   No Solicitation   . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

ARTICLE V Additional Agreements   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
  SECTION 5.01.   Preparation of the Proxy Statement  . . . . . . . . . . . . . . . . . .  27
  SECTION 5.02.   Access to Information   . . . . . . . . . . . . . . . . . . . . . . . .  27
  SECTION 5.03.   Company Stockholders Meeting  . . . . . . . . . . . . . . . . . . . . .  28
  SECTION 5.04.   Legal Conditions to Merger  . . . . . . . . . . . . . . . . . . . . . .  28
  SECTION 5.05.   Employee Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
  SECTION 5.06.   Stock Options and the ESOP; Profit Sharing Plan   . . . . . . . . . . .  30
  SECTION 5.07.   Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . .  30
  SECTION 5.08.   Indemnification, Exculpation and Insurance  . . . . . . . . . . . . . .  31
  SECTION 5.09.   Company Accruals and Reserves   . . . . . . . . . . . . . . . . . . . .  31
  SECTION 5.10.   Letters of Accountants to the Company   . . . . . . . . . . . . . . . .  31
  SECTION 5.11.   Additional Agreements   . . . . . . . . . . . . . . . . . . . . . . . .  31
  SECTION 5.12.   Parent Covenants; Other Actions   . . . . . . . . . . . . . . . . . . .  31
  SECTION 5.13    Joint Implementation Team   . . . . . . . . . . . . . . . . . . . . . .  32

  SECTION 5.14    Employee Training   . . . . . . . . . . . . . . . . . . . . . . . . . .  32
  SECTION 5.15    Environmental, ADA and Seismic Investigations   . . . . . . . . . . . .  32
  SECTION 5.16.   Certificates re Financial Data  . . . . . . . . . . . . . . . . . . . .  33

ARTICLE VI Conditions Precedent . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
  SECTION 6.01.   Conditions to Each Party's Obligation To Effect the Merger  . . . . . .  33
          (a)     Company Stockholder Approval  . . . . . . . . . . . . . . . . . . . . .  33
          (b)     Other Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
          (c)     No Injunctions or Restraints; Illegality  . . . . . . . . . . . . . . .  33
  SECTION 6.02.   Conditions to Obligations of Parent   . . . . . . . . . . . . . . . . .  33
          (a)     Representations and Warranties  . . . . . . . . . . . . . . . . . . . .  33
          (b)     Performance of Obligations of the Company   . . . . . . . . . . . . . .  33
          (c)     Burdensome Condition  . . . . . . . . . . . . . . . . . . . . . . . . .  34
          (d)     Company Stock Options and Company Stock Plans   . . . . . . . . . . . .  34
          (e)     Letter of the Company's Independent Accountants; Results of Audit . . .  34
          (f)     Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . .  34
          (g)     Litigation, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
          (h)     No Material Adverse Effect  . . . . . . . . . . . . . . . . . . . . . .  34
          (i)     Certain Expense Reports   . . . . . . . . . . . . . . . . . . . . . . .  34
          (j)     Contingent Liabilities  . . . . . . . . . . . . . . . . . . . . . . . .  34
          (k)     Certain Other Approvals   . . . . . . . . . . . . . . . . . . . . . . .  35
          (l)     Non-Competition Agreements  . . . . . . . . . . . . . . . . . . . . . .  35
          (m)     Consents Under Agreements   . . . . . . . . . . . . . . . . . . . . . .  35
          (n)     Headquarters and Administrative Offices   . . . . . . . . . . . . . . .  35
          (o)     Certificates re Financial Data  . . . . . . . . . . . . . . . . . . . .  35
  SECTION 6.03.   Conditions to Obligations of the Company  . . . . . . . . . . . . . . .  35
          (a)     Representations and Warranties  . . . . . . . . . . . . . . . . . . . .  35
          (b)     Performance of Obligations of Parent and Sub  . . . . . . . . . . . . .  36
          (c)     Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . .  36

ARTICLE VII Termination and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . .  36
  SECTION 7.01.   Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
  SECTION 7.02.   Effect of Termination   . . . . . . . . . . . . . . . . . . . . . . . .  37
  SECTION 7.03.   Amendment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
  SECTION 7.04.   Extension; Waiver   . . . . . . . . . . . . . . . . . . . . . . . . . .  38
  SECTION 7.05.   Procedure for Termination, Amendment, Extension or Waiver   . . . . . .  38

ARTICLE VIII General Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
  SECTION 8.01.   Nonsurvival of Representations and Warranties   . . . . . . . . . . . .  38
  SECTION 8.02.   Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
  SECTION 8.03.   Definitions; Interpretation   . . . . . . . . . . . . . . . . . . . . .  39
  SECTION 8.04.   Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
  SECTION 8.05.   Entire Agreement; No Third-Party Beneficiaries; Rights of Ownership . .  41
  SECTION 8.06.   Governing Law   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
  SECTION 8.07.   Limitations on Remedies   . . . . . . . . . . . . . . . . . . . . . . .  41
  SECTION 8.08.   Publicity   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
  SECTION 8.09.   Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
  SECTION 8.10.   Enforcement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
  SECTION 8.11.   Certain Proxies   . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
  SECTION 8.12.   Director Health Coverage  . . . . . . . . . . . . . . . . . . . . . . .  42
  SECTION 8.13.   Employee Retention  . . . . . . . . . . . . . . . . . . . . . . . . . .  43
  SECTION 8.14.   Subsequent Mergers  . . . . . . . . . . . . . . . . . . . . . . . . . .  43

Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

EXHIBIT A Form of Stock Option Agreement
EXHIBIT B Form of Trust Agreement

EXHIBIT C Opinion of Company Counsel
EXHIBIT D Individuals to Execute Non-Competition Agreements
EXHIBIT E Opinion of Parent Counsel
EXHIBIT F Individuals Furnishing Proxies
EXHIBIT G Form of Merger Agreement (Parent and Surviving Corporation)
EXHIBIT H Form of Merger Agreement (Parent and NSB)

     AGREEMENT AND PLAN OF MERGER, dated as of November 9, 1995, among BANK OF THE WEST, a California banking corporation ("Parent"), NF ACQUISITION CO., a Delaware corporation and a wholly owned first-tier subsidiary of Parent ("Sub"), and NORTHBAY FINANCIAL CORPORATION, a Delaware corporation (the "Company").

     WHEREAS, the Company is a registered savings and loan holding company under the Savings and Loan Holding Company Act of 1956, as amended (the "SLHCA");

     WHEREAS, Parent is a commercial bank organized and existing under California law;

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub into the Company as set forth below (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each of the 2,750,522 issued and outstanding shares of common stock, par value U.S.$.10 per share, of the Company ("Company Common Stock"), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive U.S.$15.75 in cash (subject to adjustment as herein provided);

     WHEREAS, as a condition and inducement to Parent's and Sub's willingness to enter into this Agreement, Parent, Sub and the Company are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A hereto (the "Stock Option Agreement") pursuant to which the Company has granted to Parent an option to purchase shares of Company Common Stock constituting 19.9% of the presently outstanding shares of Company Common Stock;

     WHEREAS, the Merger requires the approval by an affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon ("Company Stockholder Approval"); and

     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Stock Option Agreement, the parties hereto agree as follows:


                                    ARTICLE I

                                   The Merger

     SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

     SECTION 1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., California time, on the first Business Day (as defined in Section 8.03(c)) which is the last Business Day of the month following the satisfaction (or waiver) of all the conditions set forth in Article VI (the "Closing Date"), at the offices of Pillsbury Madison & Sutro, 235 Montgomery Street, San Francisco, California 94104, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, in the event that the Closing does not occur on or before 11:59 p.m. June 30, 1996, then in that event the Closing shall take place within ten days after the satisfaction of the conditions referred to in this sentence.

     SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") shall be duly prepared, executed, acknowledged and filed by the parties in accordance with the relevant provisions of the DGCL with the Secretary of State of the State of Delaware. Unless Parent shall specify differently, the Certificate of Merger shall provide that the Merger shall be effective at 12:01 a.m., California time, on the calendar day following the Closing Date (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     SECTION 1.04. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

     SECTION 1.05. Certificate of Incorporation and By-laws. (a) The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The by-laws of the Company as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.06. Directors. The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.07. Officers. The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 1.08. Absence of Control. Subject to any provisions of this Agreement, it is the intent of the parties that Parent by reason of this Agreement shall not (until consummation of the transactions contemplated hereby) control, and shall not be deemed to control, directly or indirectly, the Company or any of its Subsidiaries (as defined in Section 8.03(c)) and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company or any of its Subsidiaries.

     SECTION 1.09. Alternative Structure. Notwithstanding anything contained in this Agreement to the contrary, Parent may specify that, before or after the Merger, Parent, Sub, the Company, Northbay Savings Bank, F.S.B. ("NSB") and any other Subsidiary or Affiliate (as such terms are defined in Section 8.03(c)) shall enter into transactions other than those described in this Article I in order to effect the purposes of this Agreement, and the Company and Parent shall take all action necessary and appropriate to effect, or cause to be effected, such transactions, provided, however, that no such specification may (a) materially and adversely affect the timing of the consummation of the transactions contemplated herein or (b) adversely affect the tax effect or economic benefits of the Merger to the holders of Company Common Stock.

                                   ARTICLE II

                Effect of the Merger on the Capital Stock of the
               Constituent Corporations; Exchange of Certificates

     SECTION 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:

     (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, par value U.S.$.01 per share, of the Surviving Corporation.

     (b) Cancellation of Company and Parent Owned Stock. Each share of Company Common Stock that is owned by the Company or by any Subsidiary of the Company (which shall not include any shares owned by the Company's employee stock ownership plan and trust (the "ESOP")) and each share of Company Common Stock that is owned by Parent, Sub or any other Subsidiary of Parent (other than, in each case, shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties (any such shares, "Trust Account Shares")) shall be automatically canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

     (c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive from the Surviving Corporation in cash, without interest, U.S.$15.75, subject to adjustment as hereinafter provided in this Section (the "Merger Consideration"). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest. Notwithstanding the foregoing provisions of this Section, the Merger Consideration shall be adjusted downward if, at the Effective Time, the Company Net Worth (as defined in Section 8.03(c) and as determined in accordance with Section 5.16) shall be less than the Net Worth Floor (as defined in Section 8.03(c)), by an amount equal to the product of (i) the dollar amount by which the Company Net Worth at such time is less than such amount and (ii) 1.125, divided by 2,987,705. Notwithstanding the foregoing provisions of this Section, in no event shall the Merger Consideration be adjusted downward to less than U.S.$15.375 per share of Company Common Stock.

     (d) Outstanding options. Each Company Employee Option (as defined in
Section 3.01(b)) outstanding as of the Effective Time shall be treated in accordance with Section 5.06.

     (e) Appraisal rights. Each outstanding share of Company Common Stock as to which a written demand for appraisal is filed in accordance with Section 262 of the DGCL at or prior to the Company Stockholders' Meeting (as defined in Section 3.01(c)) and not withdrawn at or prior to the Stockholders' Meeting and which is not voted in favor of the Merger shall not be converted into or represent a right to receive the Merger Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost his or her right to appraisal of and payment for his or her Company Common Stock under such
Section 262, at which time his or her shares shall be converted into the Merger Consideration in accordance with the terms hereof. All such shares of Company Common Stock as to which a written demand for appraisal is so filed and not withdrawn at or prior to the time of such vote and which are not voted in favor of the Merger, except any such shares of Company Common Stock the holder of which, prior to the Effective Time shall have effectively withdrawn or lost his or her right to appraisal in respect of his or her shares of Company Common Stock under Section 262, are herein called "Dissenting Shares." The Company shall give Parent prompt notice upon receipt by the Company of any demand for appraisal rights, withdrawal of such demands, and any other instruments served pursuant to Section 262 of the DGCL, and the Company shall give Parent the opportunity to direct all negotiations and proceedings with respect to such demands. The Company shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of Parent, settle or offer to settle any such demands. Each holder of Company Common Stock who becomes entitled, pursuant to the provisions of said Section 262, to payment for his or her shares of Company Common Stock under the provisions of said section shall receive payment therefor from the Surviving Corporation and such shares of Company Common Stock shall be canceled.

     (f) Conversion of Dissenting Shares. If, prior to the Effective Time, any stockholder of the Company shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her Dissenting Shares under section 262 of the DGCL, the Dissenting Shares of such holder shall be treated for purposes of this Article II like any other shares of outstanding Company Common Stock. If, after the Effective Time, any holder of Company Common Stock shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her Dissenting Shares under Section 262 of the DGCL, each such Dissenting Share of such holder shall be converted into cash pursuant to this Article II and in accordance with the procedures, and subject to the conditions, set forth in this Article II and elsewhere herein.

     (g) Closure of Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed as to holders of Company Common Stock immediately prior to the Effective Time and no transfer of Company Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, Certificates (as defined in Section 2.02(c)) are properly presented in accordance with Section 2.02 to the Paying Agent (as defined in Section 2.02(a)), such Certificates shall be canceled, and exchanged for a check representing the amount of cash into which the Company Common Stock represented thereby was converted in the Merger.

     (h) Adjustments for Dilution and Other Matters. If prior to the Effective Time, the Company shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine Company Common Stock, or declare a dividend, or make a distribution, on Company Common Stock in any security convertible into Company Common Stock (provided that no such action may be taken by the Company without Parent's prior written consent as so provided in Article
IV), appropriate adjustment or adjustments as reasonably determined by Parent will be made to the Merger Consideration to reflect the change in the capital stock of the Company as a result thereof. If at the Effective Time, the Company shall have outstanding more shares of Company Common Stock than are contemplated to be outstanding or subject to option pursuant to the Company's representation and warranty in Section 3.01(b), then, at Parent's election and notwithstanding other provisions hereof, and without limiting any of its other rights hereunder, the Merger Consideration shall be adjusted downward so as to reflect the total number of shares of Company Common Stock outstanding over the amount contemplated pursuant to the Company's representation and warranty in Section 3.01(b).

     SECTION 2.02. Exchange of Certificates. (a) Paying Agent. The trust department of Parent is hereby designated to act as paying agent (in such capacity, the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates representing Company Common Stock.

     (b) Parent To Provide Funds. Parent shall take all steps necessary to enable and cause Sub, or the Surviving Corporation, to provide to the Paying Agent on a timely basis, as and when needed on and after the Effective Time, funds necessary to pay the Merger Consideration in respect of the shares of Company Common Stock as part of the Merger pursuant to Section 2.01(c) or to pay any amount required under Section 2.01(e).

     (c) Exchange Procedures. As soon as reasonably practicable (and in any event no later than 10 days) after the Effective Time, Parent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other customary provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other customary documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive promptly in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment shall be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(c), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01(c). No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate under any provision of this Agreement.

     (d) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

     (e) No Liability. None of Parent, Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(c))), the cash payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

     (f) Withholding Rights. The Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Paying Agent is required to deduct, hold and, if applicable, pay over to a taxing authority with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Paying Agent.

                                   ARTICLE III

                         Representations and Warranties

     The Company has heretofore delivered to Parent a disclosure schedule with respect to the representations and warranties set forth below (the "Company Disclosure Schedule"). The Company Disclosure Schedule contains section and subsection references which in each case are references to sections or subsections of this Agreement. The Company Disclosure Schedule shall in each case describe the nature of the exception, if any, in reasonable detail and shall specifically refer to the section or subsection of this Agreement to which any exception set forth therein to a representation and warranty contained in this Article III applies (disclosure in any section or subsection of the Company Disclosure Schedule shall apply only to the corresponding section or subsection of this Agreement).

     SECTION 3.00. Materiality. No representation or warranty of the Company or Parent contained in Section 3.01 (other than Sections 3.01(b), (c)(i), (l), (m),
(q), (r), (s), (u), (x), (cc), (ff)) or 3.02, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached any such representation or warranty, on account of the existence of any fact, circumstance or event unless, as a consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any such paragraph of Section 3.01 or 3.02, as applicable, there is reasonably likely to occur a Material Adverse Effect as defined in Section 8.03(a).

     SECTION 3.01. Representations and Warranties of the Company. Except as specified on the Company Disclosure Schedule, the Company represents and warrants to Parent and Sub as follows:

     (a) Organization and Authority. The Company is a savings and loan holding company duly registered with the Office of Thrift Supervision ("OTS") under the SLHCA. NSB is a directly held wholly owned Subsidiary of the Company. Each of the Company and its Subsidiaries is a savings bank or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary except where the failure so to qualify would not have a Material Adverse Effect (as defined in Section 8.03(a)) on the Company. The deposit accounts of NSB are insured up to applicable limits by the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC").

     (b) Capital Structure. (i) The authorized capital stock of the Company consists of 4,000,000 shares of Company Common Stock and 1,000,000 shares of serial preferred stock, par value U.S.$.10 per share ("Company Preferred Stock"). At the date hereof, (A) 2,750,522 shares of Company Common Stock were outstanding, (B) 547,354 shares of Company Common Stock were reserved for issuance under the Stock Option Agreement, (C) 237,183 shares of Company Common Stock were reserved for issuance with respect to outstanding options (the "Company Employee Options") issued under the Company's stock option, stock bonus and incentive plans, including the 1988 Stock Option and Incentive Plan (the "Incentive Plan"), a list of which is set forth on the Company Disclosure Schedule, and (D) no shares of Company Preferred Stock were outstanding. Except as set forth above, at the date hereof, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. The Company Disclosure Schedule sets forth the name of each holder of an option or other right outstanding under the Incentive Plan, a description of the exercise or purchase prices, vesting schedules, expiration dates, and the number of shares of the Company Common Stock subject to each Company Employee Option, together with a specification of all Company Employee Options which shall vest at the Effective Time as a result of the Merger. Except for the Company Employee Options listed on the Company Disclosure Schedule, there will not be outstanding at any time up to and including the Effective Time any stock options, stock appreciation rights, restricted stock grants or any other such right to acquire any shares of the

Company Common Stock from the Company. Except for shares of Company Common Stock which may be issued pursuant to the exercise of Company Employee Options, there will be no increase in the outstanding shares of Company Common Stock and no issuance of any shares of Company Preferred Stock after the execution and delivery of this Agreement. Without limiting the foregoing provisions of this
Section 3.01(b)(i), the Company has issued no "rights" or other securities commonly referred to as "poison pill" or similar securities and there will be no issuance of any such securities after the execution and delivery of this Agreement.

    (ii) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt") of the Company are issued or outstanding.

   (iii) All outstanding shares of the Company Common Stock are, and any shares of Company Common Stock which may be issued pursuant to the Stock Option Agreement or upon exercise of Company Employee Options will be, validly issued, fully paid and nonassessable and will be delivered free and clear of all claims, liens, encumbrances, charges, pledges or security interests of any kind or nature whatsoever (collectively, "Liens"), subject to repayment of the Company's ESOP loan, and not subject to preemptive rights.

    (iv) Except for this Agreement, the Incentive Plan and the ESOP
(the "Company Stock Plans"), the Company Employee Options and the Stock Option Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any Subsidiary of the Company is a party or by which it is bound obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of the Company or of any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

     (v) There are no outstanding contractual obligations (A) of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, other than the Stock Option Agreement and the purchase of shares in the market pursuant to the Employee Stock Purchase Plan and 401(k) plan, or (B) of the Company to vote or to dispose of or encumber any shares of the capital stock of any of its Subsidiaries.

     (c) Authorization. (i) The Company has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and, subject in the case of this Agreement to the Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of this Agreement to the Company Stockholder Approval. Without limiting the foregoing, (A) this Agreement and the Stock Option Agreement have been approved by the unanimous vote of all members of the Board of Directors of the Company, which approval includes a resolution to the effect that the Board of Directors, subject to its fiduciary duties, recommends that this Agreement and the transactions contemplated hereby and thereby be approved by the stockholders of the Company, and (B) the Company has taken all necessary corporate action to authorize and reserve for issuance that number of shares of Company Common Stock equal to the maximum number of shares of Company Common Stock issuable upon exercise of the option granted pursuant to the Stock Option Agreement. This Agreement and the Stock Option Agreement have been duly executed and delivered by the Company and each constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other similar laws affecting creditors' rights generally or the rights of creditors of financial institutions and to general equity principles.

    (ii) The execution and delivery of this Agreement and the Stock Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, and compliance by the Company with any of the provisions hereof or thereof will not, (A) conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time or both) under, or result in the termination of, or accelerate the performance required by, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien (any such conflict, breach, violation, default, termination, acceleration, right of termination, cancellation or acceleration, loss or creation, a "Violation") pursuant to, any provision of the certificate or articles of incorporation or by-laws of the Company, NSB or any other Subsidiary of the Company or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below and except as set forth in the Company Disclosure Schedule, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Company Benefit Plan (as defined in Section 3.01(j)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, NSB or any other Subsidiary of the Company or their respective properties or assets, which Violation under this clause (B) could reasonably be expected to have, individually or in the aggregate with other such Violations, a Material Adverse Effect on the Company.

   (iii) To the best knowledge of the Company, after consultation with counsel, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company, NSB or any other Subsidiary of the Company in connection with the execution and delivery of this Agreement and the Stock Option Agreement by the Company, or the consummation by the Company of the transactions contemplated hereby and thereby, the failure to obtain such which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, except for (A) the filing with the Securities and Exchange Commission ("SEC") of (1) a proxy statement (as amended or supplemented from time to time, the "Proxy Statement") relating to the meeting of the Company's stockholders at which a vote is held on the Merger (the "Company Stockholders Meeting") and (2) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (C) the filing of such notices, applications, filings, authorizations, orders and approvals as may be required under federal and state thrift and banking laws, and with and of federal and state thrift and banking authorities and approval of same (collectively, the "Banking Approvals"), and (D) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of the rules of the American Stock Exchange (the "Amex"), or which are required under consumer finance, mortgage banking and other similar laws.

     (d) SEC Documents; Financial Statements; Reports. (i) The Company has delivered to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since January 1, 1992 (the "Company SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange Act) that the Company was required to file with the SEC since such date. The Company will promptly deliver to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) after the date of this Agreement (the "Future Company SEC Documents"). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto. As of their respective dates, the Future Company SEC Documents will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto. All material agreements, contracts and other documents required to be filed as exhibits to any of the Company SEC Documents have been so filed, and in respect of the Future Company SEC Documents, will be so filed. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Future Company SEC Documents will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (ii) The financial statements of the Company included in the Company SEC Documents or to be included in the Future Company SEC Documents comply or will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared or will be prepared in accordance with GAAP (as defined in Section 8.03(c)) during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present or will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

   (iii) Since January 1, 1992, each of the Company and its Subsidiaries, including NSB, has filed all material reports, registrations and statements, together with any required material amendments thereto ("Company Regulatory Reports"), and has paid all fees and assessments due and payable therewith, that it was required to file with the FDIC, the OTS, all applicable state banking and other regulatory authorities and other relevant Governmental Entities or self regulatory agencies charged with the supervision or regulation of the Company or any of its Subsidiaries (collectively, "Regulatory Authorities") and with the Federal Home Loan Bank of San Francisco ("FHLBSF"). As of their respective dates, each such Company Regulatory Report complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authority (including regulatory accounting practices) and, except as revised or superseded by a later filed Company Regulatory Report, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has delivered to Parent true and complete copies of the Company Regulatory Reports.

     (e) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference therein. All documents that the Company is responsible for filing with any Governmental Entity in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Act and Exchange Act. Without limiting any of the representations and warranties contained herein, no representation or warranty to Parent by the Company herein, and no statement by the Company or other information contained in the Company Disclosure Schedule or any document incorporated by reference therein, as the date of such document, contains or contained or will contain, any untrue statement of material fact, or, at the date thereof, omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or will be made, not misleading.

     (f) Compliance with Applicable Laws. (i) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, authorizations, orders and approvals of all Governmental Entities (the "Company Permits") that are required for them to own, lease or operate their properties and assets and to carry on their businesses as presently conducted, and there has occurred no default under any such Company Permit, except for the lack of Company Permits and for defaults under Company Permits which lack or default individually or in the aggregate would not have a Material Adverse Effect on the Company. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement, the Company and its Subsidiaries are in compliance in all material respects with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, and with their material internal policies and procedures.

    (ii) Neither the Company nor any of its Subsidiaries has received any notification or communication which has not been fully and finally resolved from any Regulatory Authorities (A) asserting that any of the Company or any of its Subsidiaries is not in substantial compliance with any of the statutes, regulations, ordinances or guidelines which such Regulatory Authority enforces or administers, or the internal policies and procedures of such company, (B) threatening to revoke any material Company Permit, including such company's status as an insured depositary institution under the Federal Deposit Insurance Act ("FDIA"), (C) requiring or threatening to require the Company or any of its Subsidiaries, or indicating that the Company or any of its Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement, to be subject to any directive or supervisory letter, or to adopt resolutions of its board of directors, in each case restricting or limiting or purporting to restrict or limit in any material respect the operations of the Company or any of its Subsidiaries, including any restriction on the payment of dividends, or relating to its capital adequacy, its credit policies or its management, or (D) except as set forth in the Company Disclosure Schedule, directing, restricting or limiting, or purporting to direct, restrict or limit, in any material respect the operations of the Company or any of its Subsidiaries, including any restriction on the payment of dividends, or relating to its capital adequacy, its credit policies or its management (any such notification, communication, order, agreement, memorandum of understanding, directive, supervisory letter or required board resolutions being referred to herein as a "Regulatory Agreement"). Neither the Company nor any of its Subsidiaries has received, consented to or entered into, or is subject to, any Regulatory Agreement, nor has the Company or any of its Subsidiaries been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Regulatory Agreement. The Company has advised Parent of the substance of any and all criminal referrals it has filed with the OTS.

   (iii) Neither the Company nor any of its Subsidiaries is required by
Section 32 of the FDIA to give prior notice to a Regulatory Authority of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

    (iv) To the best knowledge of the Company, each of the Company and its Subsidiaries is, and has been, and each of the Company's former Subsidiaries, while Subsidiaries of the Company, was in compliance with all applicable Environmental Laws (as defined below), except for possible noncompliance which individually or in the aggregate would not have a Material Adverse Effect on the Company. The term "Environmental Laws" means any Federal, state, local or foreign statute, ordinance, rule, regulation, policy, permit, consent, approval, license, judgment, order, decree, injunction or other authorization relating to:
(A) Releases (as defined in 42 U.S.C. Section 9601(22)) or threatened Releases of Hazardous Material (as defined below) into the environment; or (B) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of any Hazardous Material. The term "Environmental Laws" also includes any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damage to, or threatened as a result of, the presence of or exposure to any Hazardous Material. The term "Hazardous Material" means (1) hazardous substances (as defined in 42 U.S.C. Section 9601(14)), (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos-containing material and (5) polychlorinated biphenyls ("PCBs"), or materials containing PCBs in excess of 50 ppm.

     (v) To the best knowledge of the Company, during the period of ownership or operation by the Company and its Subsidiaries of any of their respective current or previously owned or leased properties (including for purposes of this paragraph any such properties acquired in foreclosures or otherwise in connection with extensions of credit), there have been no Releases of Hazardous Material in, on, under or affecting such properties or any surrounding site, and none of the Company or its Subsidiaries have disposed of any Hazardous Material or any other substance in a manner that has led, or could reasonably be anticipated to lead, to a Release, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on the Company. Prior to the period of ownership or operation by the Company and its Subsidiaries of any of their respective current or previously owned or leased properties, no Hazardous Material was generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, such current or previously owned properties, and there were no Releases of Hazardous Material in, on, under or affecting any such property or any surrounding site, except in each case for those which individually or in the aggregate would not have a Material Adverse Effect on the Company.

    (vi) To the best knowledge of the Company, the Company and its Subsidiaries are not subject to any judgment, decree or order relating to compliance with any Environmental Law or to investigation or cleanup under any Environmental Law (collectively, "Environmental Enforcement Actions"), except with respect to Environmental Enforcement Actions which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and which, in any event, are listed and described on the Company Disclosure Schedule. To the best knowledge of the Company, neither the Company nor any of its Subsidiaries has any contingent liabilities in connection with any Hazardous Materials, including claims of liability for cleanup of Hazardous Materials related to any of the Company, its Subsidiaries or any of the Company's former Subsidiaries that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

   (vii) Except as set forth in the Company Disclosure Schedule, to the best knowledge of the Company, neither the Company nor any Subsidiary participates in the management of a Loan Property or Participation Facility to an extent that it would be deemed an "owner or operator" as defined in 42 U.S.C. Section 9601 or any similar Environmental Law. As used herein, the term "Loan Property" means any property in which the applicable party (or a subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property, and the term "Participation Facility" means any facility in which the applicable party (or a subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property.

     (g) Litigation. Except as disclosed in the Company SEC Documents, there is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary of the Company (including any such suit, action or proceeding under the Securities Act, the Exchange Act, the Community Reinvestment Act of 1977, as amended, or fair lending laws or by any stockholder or former stockholder of the Company or any Subsidiary of the Company) that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that could reasonably be expected to threaten, impede or delay the consummation of the Merger, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company having, or which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that could reasonably be expected to threaten, impede or delay the consummation of the Merger. The Company Disclosure Schedule contains a true, correct and complete list as of the date hereof of all pending suits, claims, actions, investigations or proceedings of any nature involving claims against it or any of its subsidiaries in the amount of $25,000 or more or involving claims for a specific performance or injunctive relief and suits, claims, actions and other matters that have been brought and are pending or have been threatened to be brought by or on behalf of the Company or any of its Subsidiaries, as plaintiff or other claimant in the amount of $25,000 or more (excluding loan foreclosures and similar collection actions in the ordinary course of business).

     (h) Taxes. (i) (A) The Company and its Subsidiaries have filed, been included in or sent all returns, declarations and reports and information returns and statements required to be filed or sent (including in each case extensions) by or relating to any of them relating to any taxes with respect to any income, properties or operations of the Company or any such subsidiary prior to the Effective Time (collectively, "Company Returns"), (B) as of the time of filing, the Company Returns correctly reflected in all material respects the facts regarding the income, business, assets, tax bases, operations, activities and status of the Company and its Subsidiaries and any other information required to be shown therein, (C) the Company and its Subsidiaries have timely paid or made provision for all taxes that have been shown as due and payable on the Company Returns that have been filed, (D) the Company and its Subsidiaries have made or will make provision for all taxes payable for any periods ending on or before the last day of the calendar month preceding the Effective Time for which no Company Returns have yet been filed and for any periods that begin before the Effective Time and end after the Effective Time to the extent such taxes are attributable to the portion of any such period ending at the Effective Time, (E) the charges, accruals and reserves for taxes reflected on the books of the Company and its Subsidiaries do not in the aggregate materially fail to provide for the tax liabilities accruing or payable by the Company and its Subsidiaries in respect of periods prior to the date hereof, (F) except as set forth in the Company Disclosure Schedule, neither the Company nor any Subsidiaries are delinquent in the payment of any taxes or has requested any extension of time within which to file or send any Company Return, which Company Return has not since been filed or sent, (G) no deficiency for any taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries other than those taxes being contested in good faith which have heretofore been advised in writing by the Company to Parent and other than taxes individually or in the aggregate which do not exceed more than $50,000 in asserted liability, (H) the Federal income tax returns of the Company or any consolidated group to which it belongs have been examined by and/or settled with the United States Internal Revenue Service (the "IRS") for all fiscal years through June 30, 1991, (I) neither the Company nor any of its Subsidiaries have granted any extension of the limitation period applicable to any tax claims (which period has not since lapsed), other than those taxes being contested in good faith, and (J) neither the Company nor any Subsidiary have any contractual obligations under any tax sharing agreement with any corporation which, as of the Effective Time, is not a member of a consolidated group of which all of and only the Company and its Subsidiaries are members.

    (ii) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as a "parachute payment" (as such term is defined in Section 280G(b)(2) of the Code).

   (iii) The disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company or any of its Subsidiaries of the Company under any contract, plan, program, arrangement or understanding.

    (iv) For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable") shall include, except where the context otherwise requires, all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever (including the California franchise and income tax), together with all interest, penalties and additions imposed with respect to such amounts.

     (i) Absence of Changes in Benefit Plans. Except as disclosed in the Company SEC Documents or the Company Disclosure Schedule, there has not been any adoption or amendment by the Company or any of its Subsidiaries of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries. Except as disclosed in the Company SEC Documents or the Company Disclosure Schedule, there exists (and will not exist at any time prior to the Effective Time) no employment, bonus, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Company or any of its Subsidiaries and any current or former employee, officer or director of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, (A) the aggregate salary and termination benefits payable to each of the senior officers of the Company under existing employment agreements are as detailed in the Company Disclosure Schedule, (B) the termination benefits payable to additional officers and employees under the Company's severance plan are as detailed in the Company Disclosure Schedule, and (C) no individuals other than those referred to in clauses (A) and (B) of this sentence are, or will be at the Effective Time, entitled to salary, severance, termination, bonus or other such benefits from the Company or NSB. True and correct copies of all items referred to in this Section 3.01(i) have been heretofore delivered by the Company to Parent.

     (j) ERISA Compliance. (i) The Company Disclosure Schedule contains a list and brief description of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as a "Pension Plan"), each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and each stock option, stock purchase, deferred compensation plan or arrangement and each other employee fringe benefit plan or arrangement maintained, contributed to or required to be maintained or contributed to by the Company, any of its subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a "Commonly Controlled Entity"), for the benefit of any current or former employees, officers, agents, directors or independent contractors of the Company or any of its subsidiaries (collectively, "Company Benefit Plans"). The Company has delivered or made available to Parent true, complete and correct copies of
(A) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plans, descriptions thereof) and any related trust agreement, (B) the most recent annual report on Form 5500 filed with the IRS with respect to each Company Benefit Plan (if any such report was required) and (C) the most recent summary plan description (or similar document) for each Company Benefit Plan for which such summary plan description is required or was provided to plan participants or beneficiaries.

    (ii) Each Company Benefit Plan has been administered in all material respects in accordance with its terms. The Company, its Subsidiaries and all the Company Benefit Plans are all in compliance in all material respects with the applicable provisions of ERISA and the Code. To the best knowledge of the Company, there are no investigations, proceedings or other claims involving any Company Benefit Plan that could give rise to any material liability.

   (iii) All Pension Plans intended to be qualified under Section 401(a) of the Code have been the subject of determination letters from the IRS to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the knowledge of the Company, all such letters are valid and effective as of the date hereof.

    (iv) No Pension Plan, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA; collectively, the "Multiemployer Pension Plans"), had, as of the respective last annual valuation date for each such Pension Plan, an "unfunded benefit liability" (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions which have been furnished to Parent, and neither the Company nor any of its Subsidiaries is aware of any facts or circumstances that would materially change the funded status of any such Company Benefit Plans. None of the Pension Plans has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), and there has been no application for a waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Company Benefit Plan that is a Pension

Plan. No Commonly Controlled Entity has incurred any material liability to a Pension Plan (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (the "PBGC") (other than for premiums not yet due).

     (v) There have been no non-exempt "prohibited transactions" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to the Company Benefit Plans that could subject the Company, any of its subsidiaries or any officer of the Company or any of its Subsidiaries to tax or penalty under ERISA, the Code or other applicable law. Neither any of such Company Benefit Plans nor any of such trusts has been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect thereto, during the last five years.

    (vi) Neither the Company nor any Commonly Controlled Entity (A) maintains or contributes to a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or has maintained, contributed to or had an obligation to maintain or contribute to such a plan within the five full plan years of any such plan immediately prior to the date hereof, or (B) has incurred any liability to the PBGC or a Company Benefit Plan upon the termination of or withdrawal from a Company Benefit Plan, which liability remains unpaid as of the date hereof.

   (vii) With respect to any Company Benefit Plan that is an employee welfare benefit plan, (A) no such Company Benefit Plan is funded through a "welfare benefit fund", as such term is defined in Section 419(e) of the Code, (B) each such Company Benefit Plan that is a "group health plan", as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and (C) except as set forth in the Company Disclosure Schedule, each such Company Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its subsidiaries on or at any time after the consummation of the Merger.

  (viii) Except as disclosed in the Company Disclosure Schedule, no employee of the Company or any Subsidiary of the Company will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the transactions contemplated by this Agreement or by the Stock Option Agreement.

     (k) Subsidiaries. The Company Disclosure Schedule sets forth all the Subsidiaries of the Company and indicates for each such Subsidiary the jurisdiction and date of incorporation. Each of the Company's subsidiaries that is a savings bank is an "insured bank" as defined in the FDIA and applicable regulations thereunder. Except as set forth on the Company Disclosure Schedule, all the shares of capital stock of each of the Subsidiaries of the Company are fully paid and nonassessable and are owned by the Company or another Subsidiary of the Company free and clear of all Liens. The Company Disclosure Schedule sets forth the equity interest of any person other than the Company or any of its Subsidiaries in any of the Subsidiaries of the Company and also sets forth the identity and address of any such person. Except for the capital stock of its Subsidiaries and as set forth in the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, bank, partnership, joint venture or other entity.

     (l) State Takeover Statutes. The Board of Directors of the Company has approved the Merger, this Agreement and the Stock Option Agreement and/ or has taken such other action, and such approval and/or action is sufficient, to render inapplicable to the Merger, this Agreement, the Stock Option Agreement and the transactions contemplated by this Agreement and the Stock Option Agreement the provisions of Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Stock Option Agreement and the transactions contemplated by this Agreement and the Stock Option Agreement.

     (m) Vote Required. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     (n) Other Activities of the Company and its Subsidiaries. (i) Neither the Company nor any of its Subsidiaries that is not a federal savings bank directly or indirectly engages in any activity prohibited by the OTS. Without limiting the generality of the foregoing, any equity investment of the Company and each Subsidiary that is not a federal savings bank is not prohibited by the OTS. NSB engages only in activities permissible for federal savings banks under applicable OTS and FDIC regulations. Neither the Company nor any Subsidiary directly or indirectly engages in any activity not permitted to a bank holding company or its subsidiaries under the Bank Holding Company Act of 1956, as amended (the "BHCA").

    (ii) Neither the Company nor any Subsidiary engages in any insurance activities other than acting as a principal, agent or broker for insurance that is directly related to an extension of credit by the Company or any Subsidiary and limited to assuring the repayment of the balance due on the extension of credit in the event of the death, disability or involuntary unemployment of the debtor. The Company Disclosure Schedule describes all licenses and approvals held by the Company and any Subsidiary (and any officer, director or employee of any of them) to conduct any insurance activities, whether as principal, agent, broker or otherwise.

   (iii) Neither the Company nor any Subsidiary, in connection with its activities relating to funds transfers, (A) is in default under any agreement to which it is a party relating to the transfer of funds or settlement with respect to such transfers; or (B) has agreed to be or is liable for consequential damages for its error or delay in acting on requests for the transfer of funds. Each of the Company and its Subsidiaries, as applicable, has adopted and followed procedures reasonably adapted to avoid such errors and delay, has adopted commercially reasonable security procedures (as such term is defined in section 4A-202 of the Uniform Commercial Code) for verifying the authenticity of requests received for the transfer of funds, and is in compliance with applicable laws of Governmental Entities relating to the transfer of funds and settlement with respect thereto with the applicable operating rules of each funds transfer system of which it is a member or by which it is bound.

     (o) Properties. Except as disclosed in the Company SEC Documents, the Company and its Subsidiaries (i) have good, clear and marketable title to all the properties and assets which are material to the Company's business on a consolidated basis and are reflected in the latest audited statement of condition included in the Company SEC Documents as being owned by the Company and its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens except (A) statutory Liens securing payments not yet due, (B) Liens on assets of Subsidiaries of the Company incurred in the ordinary course of their business and (C) such imperfections or irregularities of title or Liens as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a Material Adverse Effect on the Company, and (ii) are collectively the lessee of all leasehold estates which are material to the Company's business on a consolidated basis and are reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof (except for leases that have expired by their terms or as to which the Company has agreed to terminate or convey since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company's knowledge, the lessor, other than defaults that would not have a Material Adverse Effect on the Company. The Company Disclosure Schedule lists all of the owned or leased real property of the Company and its Subsidiaries, except for real property acquired after the date hereof as a result of foreclosures or transfers in lieu of foreclosure in the ordinary course of business. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases. All the Company's and its Subsidiaries' owned buildings, structures and equipment have been well maintained and are in good and serviceable condition, normal wear and tear excepted.

     (p) Insurance. The Company and its Subsidiaries are presently insured, and during each of the last five years have been insured, for reasonable amounts against such risks as companies engaged in similar businesses would, in accordance with good business practice, customarily be insured. The Company Disclosure Schedule sets forth a true and complete list and brief description of all insurance policies (and fidelity or similar bonds) maintained by or for the benefit of the Company, its subsidiaries or their directors, officers, employees or agents.

     (q) Material Interests of Certain Persons. Except as disclosed in the Company's Proxy Statement for its 1995 Annual Meeting of Stockholders, no executive officer or director of the Company or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director has any material interest in any material contract or property, real or personal, tangible or intangible, that is used in or pertains to the business of the Company or any of its subsidiaries.

     (r) Brokers and Finders; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Kaplan Associates, Inc., the fees and expenses of which will be paid by the Company prior to the Effective Time, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The estimated fees and expenses incurred and to be incurred by the Company in connection with this Agreement and the Stock Option Agreement and the transactions contemplated by this Agreement and the Stock Option Agreement (including the fees of the Company's legal counsel) are set forth in the Company Disclosure Schedule.

     (s) Opinion of Financial Advisor. The Company has received the opinion of Kaplan Associates, Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the Company's stockholders is fair to the Company's stockholders from a financial point of view, and a signed copy of such opinion has been delivered to Parent.

     (t) Allowance for Loan Losses. The allowance for loan losses shown on the consolidated statement of condition of the Company and its Subsidiaries reflected in the Company's latest audited financial statements included in the Company Filed SEC Documents was, and the allowance for loan losses shown on the consolidated statements of condition of the Company and its subsidiaries reflected in the Company's financial statements as of dates subsequent to the date hereof will be, in each case as of the dates thereof, in the opinion of management, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Company and its Subsidiaries and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Company and its Subsidiaries.

     (u) Certain Agreements. Except as disclosed in the Company Disclosure Schedule or the Company SEC Documents and except for this Agreement and the Stock Option Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any written or, to the Company's knowledge, oral (i) consulting or independent contractor agreement (other than contracts entered into in the ordinary course of business) not terminable on 30 days' or less notice or involving the payment of more than $25,000 per annum, or union, guild or collective bargaining agreement, (ii) material joint venture,
(iii) noncompetition or similar agreement that restricts the Company or its Subsidiaries from engaging in a line of business, (iv) agreement with any executive officer or other employee of the Company or any Subsidiary of the Company the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or NSB of the nature contemplated by this Agreement or the Stock Option Agreement, (v) agreement with any executive officer or other employee of the Company or any Subsidiary of the Company providing for other than at-will employment, other than individuals who are treated as employed for purposes of vesting with respect to benefits under any Company Benefit Plan and who (A) have such status for not more than three years and (B) in respect to which the Company's obligation to make any payments do not exceed $25,000 per annum, (vi) agreement or plan, including any severance or "golden parachute" agreement, or any stock option plan, retirement or Pension Plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be payable or increased, or the vesting of the benefits of which will be accelerated, as a result of the occurrence of any of the transactions contemplated by this Agreement or the Stock Option Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Stock Option Agreement, (vii) any real property lease with annual rental payments aggregating $25,000 or more, (viii) any other contract or agreement which would be required to be disclosed as an exhibit to the Company's annual report to the SEC on Form 10-K and which has not been so disclosed, (ix) any agreement, arrangement or commitment not made in the ordinary course of business consistent with past practice (and not otherwise disclosed in the Company Disclosure Schedule) that is material to the Company on a consolidated basis, or any contract, agreement or understanding relating to the sale or disposition by the Company or any of its Subsidiaries of significant assets or businesses of the Company or any of its Subsidiaries, (x) any material agreement, indenture, credit agreement or other instrument relating to the borrowing of money by the Company or any of its Subsidiaries (other than certificates of deposit and customary savings bank funding instruments) or the guarantee by the Company or any such Subsidiary of any such obligation. Neither the Company nor any of its Subsidiaries is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral and there has not occurred any event that, with the giving of notice or the lapse of time or both, which constitutes such a default, except in all cases where such default would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company or any of its Subsidiaries has received any notice or has any knowledge that any other party is in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy other instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its Subsidiaries or the assets, business or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those defaults which have not had, or cannot reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. True and correct copies of all such agreements referred to above in this Section 3.01(u), have been delivered or otherwise made available to Parent by the Company.

     (v) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed prior to the date hereof, since June 30, 1995, the Company and its Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the Condition of the Company or any of its Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, since such date, except as set forth in the Company Disclosure Schedule, there has not been any change in any of the licenses, permits or franchises of the Company or any Subsidiary thereof that has had or can reasonably be expected to have a Material Adverse Effect on the Company individually or in the aggregate, or any damage, destruction or other casualty loss (whether or not covered by insurance) that has had or can reasonably be expected to have a Material Adverse Effect on the Company, except in the ordinary course of business, any amendment, modification or termination of any existing, or entering into any new contract, agreement, plan, lease, license, permit or franchise that is material to the Condition of the Company, any disposition by the Company or a Subsidiary thereof, of an asset that is material to the Company, except sales of properties in the ordinary course of business, or entering into any new employment agreement or bonus arrangement or Company Benefit Plan by the Company or any Subsidiary thereof, or any increase by the Company or any Subsidiary in the rate of compensation or the benefits payable or to become payable to any officer or other employee in excess of 5% per annum or to any agent or consultant in excess of the current customary practice of the Company and its Subsidiaries (except as otherwise expressly contemplated by the terms of this Agreement).

     (w) Labor and Employment Matters. Except to the extent set forth in the Company Disclosure Schedule, (i) the Company and its Subsidiaries are and have been in compliance in all material respects with all applicable laws of Governmental Entities respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act ("IRCA"), the Worker Adjustment and Retraining Notification Act ("WARN"), any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (ii) to the best knowledge of the Company, no investigation or review by or before any Governmental Entity concerning any possible conflicts with or violations of any such applicable laws is pending, nor is any such investigation threatened, nor has any such investigation occurred during the last three years, and no Governmental Entity has provided any notice to the Company or any of its Subsidiaries or otherwise asserted an intention to conduct any such investigation or review, nor is there any basis for any such investigation or review; (iii) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or directly affecting the Company or any of its Subsidiaries; (iv) no union representation question or union organizational activity exists respecting the employees of the Company or any of its Subsidiaries; (v) no collective bargaining agreement exists which is binding on the Company or any of its Subsidiaries; (vi) neither the Company nor any of its Subsidiaries has experienced any material work stoppage or other material labor difficulty since December 31, 1991; (vii) neither the Company nor any of its Subsidiaries is delinquent in payments to any of its officers, directors, employees or agents for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such officers, directors, employees or agents; (viii) in the event of termination of the employment of any of said officers, directors, employees or agents for any reason, neither the Company, any of its Subsidiaries, Parent, Sub, nor any other Subsidiaries of Parent, will, pursuant to any agreement or by reason of anything done prior to the Effective Time by the Company or any of its Subsidiaries or predecessors, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment health care (other than pursuant to COBRA) or insurance benefits; (ix) all benefits payable to current, terminated or retired employees, including, without limitation, post-employment health care or insurance benefits, may be modified or terminated by the Company at any time;
(x) within the three-year period prior to the date hereof there has not been any termination of employment of any officer, director, employee or agent of the Company or any of its Subsidiaries who receives salary or compensation in excess of $60,000 per annum or any termination of any officer, director, employee or agent of the Company or its Subsidiaries that could result in a liability to Parent in excess of $60,000; and (xi) all employees of the Company and its Subsidiaries are employed at will. Except as set forth in the Company Disclosure Schedule, there are no pending or, to the Company's knowledge, threatened suits, claims, actions, charges, investigations or proceedings of any material nature respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation (i) under or alleging violation of IRCA, NLRA, FLSA, WARN or any applicable law respecting employment discrimination, equal opportunity, labor relations, affirmative action, disability rights or benefits, employee leave issues or wage and hour standards, workers' compensation, plant closure issues, employee benefits, severance payments, occupational safety and health requirements or unemployment insurance and related matters, or (ii) relating to alleged unfair labor practices (or the equivalent thereof under any applicable law).

     (x) Registration Obligations. Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

     (y) Accounting Records.

     (i) Each of the Company and its Subsidiaries maintains records that accurately, validly and fairly reflect its transactions and dispositions of assets and maintains a system of internal accounting controls, policies and procedures sufficient to make it reasonable to expect that

(A) such transactions are executed in accordance with its management's general or specific authorization, (B) such transactions are recorded in conformity with GAAP and in such a manner as to permit preparation of financial statements in accordance with GAAP and any other criteria applicable to such statements and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management's general or specific authorization, (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and
(E) except as set forth in the Company Disclosure Schedule, records of such transactions are retained, protected and duplicated in accordance with prudent banking practices and applicable regulatory requirements.

    (ii) The data processing equipment, data transmission equipment, related peripheral equipment and software used by the Company and its Subsidiaries in the operation of their businesses (including any disaster recovery facility) to generate and retrieve such records (whether owned or leased by the Company or any Subsidiaries, or provided under any agreement or other arrangement with a third party for data processing services) are adequate for the needs of the Company and its Subsidiaries.

   (iii) The Company has delivered to Parent true, correct and complete copies of all annual management letters and opinions, and has made available to Parent for inspection all reviews, correspondence, and other documents in the files of the Company and NSB, prepared by any certified public accounting firm and delivered to the Company or NSB since January 1, 1989.

     (z) Undisclosed Liabilities. Except as disclosed in the Company Disclosure Schedule or as disclosed or provided for in the Company SEC Documents, neither the Company nor any of its Subsidiaries is subject to any liabilities of any nature (whether or not required to be accrued or disclosed under SFAS No. 5) which have had or can reasonably be expected to have a Material Adverse Effect with respect to the Company.

    (aa) Investment Securities. Each of the Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any mortgage, lien, pledge or encumbrance, except to the extent such securities are pledged in the ordinary course of business consistent with prudent banking practice to secure obligations of the Company or any of its Subsidiaries. Such securities are valued on the books of the Company in accordance with GAAP.

    (bb) Loans.

     (i) Except as disclosed in the Company Disclosure Schedule, (A) each outstanding loan, lease or other extension of credit or commitment to extend credit exceeding $50,000 of the Company or any of its Subsidiaries is a legal, valid and binding obligation, is in full force and effect and is enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or equitable principles limiting the right to obtain specific performance or other similar relief; (B) each of the Company and its Subsidiaries has duly performed in all material respects all of its respective obligations thereunder to the extent that such obligations to perform have accrued; (C) all documents and agreements necessary for the Company or any Subsidiary that is a party thereto to enforce such loan, lease or other extension of credit are in existence; (D) no claims, counterclaims, set-off rights or other rights exist, nor do the grounds for any such claim, counterclaim, set-off right or other right exist, with respect to any such loans, leases or other extensions of credit which could impair the collectibility thereof; and (E) each such loan, lease and extension of credit has been, in all material respects, originated and serviced in accordance with the Company's or a Subsidiary's then applicable underwriting guidelines, the terms of the relevant credit documents and agreements and applicable laws of Governmental Entities.

    (ii) The Company Disclosure Schedule lists all loan commitments exceeding $50,000 of the Company and its Subsidiaries (with single-family loan commitments and consumer commit-ments listed in the aggregate only) outstanding as of the date hereof. Except as set forth in the Company Disclosure Schedule (with single-family loan commitments and consumer commitments viewed in the aggregate only), as of the date hereof, (A) there are no loans, leases, other extensions of credit or commitments to extend credit of the Company or any of its Subsidiaries that have been or, to the Company's knowledge, should have been classified by the Company and its Subsidiaries as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or any comparable classification, and (B) there are no loans due to the Company or its Subsidiaries as to which any payment of principal, interest or any other amount is 30 days or more past due. The Company shall promptly after the end of any month inform Parent of any such classification arrived at any time after the date hereof. There is no material disagreement with any Regulatory Authority as to the classifications referred to in the second sentence of this Section 3.01(b)(ii). The Company has provided to Parent true, correct and complete information concerning the loan portfolios of the Company and each of its Subsidiaries, and no material information with respect to the loan portfolios has been withheld from Parent.

   (iii) All loans and extensions of credit that have been made by the Company and that are subject to Section 11 of the Home Owners' Loan Act comply therewith.

    (cc) Interest Rate Risk Management Instruments; Structured Notes.

     (i) The Company Disclosure Schedule contains a true, correct and complete list of all interest rate swaps, caps, floors, and option agreements and other interest rate risk management arrangements to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound. The Company has delivered to Parent true, correct and complete copies of all such interest rate risk management agreements and arrangements.

    (ii) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the Company's knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of the Regulatory Authorities and with counterparties believed to be financially responsible and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. The Company and each of its Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to the Company's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

   (iii) The Company and its Subsidiaries own no securities that are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes," or "capped floating rate mortgage derivatives" or that are likely to have changes in value as a result of interest or exchange rage changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those securities and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices, and disclosed in the Company Disclosure Schedule or disclosed in the Company SEC Documents.

    (dd) Compliance with Policies. Since January 1, 1994, the Company has followed in all material respects its applicable internal credit, risk management, trust, trading, equity investing and similar policies and procedures in conducting the operations which are subject to such policies.

    (ee) Community Reinvestment Act. NSB is in material compliance with the applicable provisions of the Community Reinvestment Act (the "CRA") and the regulations promulgated thereunder, and NSB currently has a CRA rating of satisfactory or better from the OTS. To the best knowledge of the Company, there is no fact or circumstance or set of facts or circumstances which would cause NSB to fail to comply with such provisions or cause the CRA rating of NSB to fall below satisfactory.

    (ff) Certain Circumstances. The Company knows of no facts or circumstances that would delay, impede or otherwise adversely affect its ability to promptly secure all necessary regulatory and other approvals and consents to the Merger and the transactions contemplated by this Agreement and to promptly consummate the Merger.

     SECTION 3.02. Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

     (a) Organization and Authority. Each of Parent and Sub is a bank or corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Sub and each of Parent's other subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary except where the failure so to qualify would not have a Material Adverse Effect on Parent. Sub is a direct wholly owned subsidiary of Parent.

     (b) Authorization. (i) Parent and Sub have all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. All of the outstanding shares of voting common stock of Parent are beneficially owned, directly or indirectly, by Banque Nationale de Paris, a banking corporation organized and existing under the laws of the Republic of France ("BNP"). No corporate action on the part of BNP is required for the consummation of the transactions contemplated by this Agreement and the Stock Option Agreement. This Agreement and the Stock Option Agreement have been duly executed and delivered by Parent and Sub and each constitutes a valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and other similar laws affecting creditors' rights generally or the rights of creditors of financial institutions and to general equity principles.

    (ii) The execution and delivery of this Agreement and the Stock Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, and compliance by Parent and Sub with any of the provisions hereof or thereof will not, (A) result in any Violation pursuant to any provision of the articles or certificate of incorporation (or similar constitutive document) or by-laws of Parent, Sub or any other subsidiary of Parent or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph
(iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets which Violation under this clause (B) could reasonably be expected to have, individually or in the aggregate with other such Violations, a Material Adverse Effect on Parent.

   (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Sub or any other subsidiary of Parent or any other Affiliate (as defined in Section 8.03(c) hereof) of Parent in connection with the execution and delivery of this Agreement and the Stock Option Agreement by Parent and Sub, or the consummation by Parent and Sub of the transactions contemplated hereby and thereby, the failure to obtain which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, except for (A) the filing of applications with the FDIC under 12 U.S.C.
Section 1815(d)(3) (the "Oakar statute") and with the OTS under the SLHCA and the applicable regulations of the OTS and with the FDIC under the FDIA and approval of the same, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (C) the Banking Approvals, (D) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of consumer finance, mortgage banking and other similar laws, and (E) the receipt of a waiver from the Board of Governors of the Federal Reserve System (the "FRB") of the applicability of the BHCA to the transactions contemplated hereby.

     (c) Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

     (d) Ownership of Company Common Stock. Other than pursuant to the Stock Option Agreement, as of the date hereof, neither Parent nor any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company, which in the aggregate represent 10% or more of the outstanding shares of Company Common Stock entitled to vote generally in the election of directors (other than Trust Account Shares).

     (e) Brokers and Finders. No broker, investment banker, financial advisor or other person, other than the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Stock Option Agreement based upon arrangements made by or on behalf of Parent or Sub.

     (f) Financing. Parent has available funds sufficient to consummate the Merger on the terms contemplated by this Agreement, and at the Effective Time, Parent will have available all the funds necessary to perform its obligations under this Agreement, including consummating the Merger on the terms contemplated hereby.

     (g) Litigation. There is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that individually or in the aggregate could reasonably be expected to (i) impair the ability of Parent to perform its obligations under this Agreement or (ii) threaten, impede or delay the consummation of the Merger, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries having, or which is reasonably likely to have, individually or in the aggregate, any effect referred to in clause (i) or (ii) above.

     (h) Community Reinvestment Act Compliance. Parent is in material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Parent currently has a CRA rating of satisfactory or better from the FDIC. To the best knowledge of Parent, there is no fact or circumstance or set of facts or circumstances which would cause Parent to fail to comply with such provisions or cause the CRA rating of Parent to fall below satisfactory.

     (i) Certain Circumstances. Parent knows of no facts or circumstances that would delay, impede or otherwise adversely affect its ability to promptly secure all necessary regulatory and other approvals and consents to the Merger and the transactions contemplated by this Agreement and to promptly consummate the Merger.

                                   ARTICLE IV

             Covenants Relating to Conduct of the Company's Business

     SECTION 4.01. Covenants of the Company. During the period from the date of this Agreement until the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or the Stock Option Agreement):

     (a) Ordinary Course. The Company and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course consistent with sound banking and thrift industry practices and use their best efforts to preserve intact their present business organizations, maintain their rights and franchises, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. The Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new material line of business; (ii) except as required by law, regulation, GAAP or regulatory policies or guidelines, change its or its Subsidiaries' lending, credit, investment, liability management, deposit interest rate or service charge and other material banking policies in any respect which is material to the Company; or (iii) except as required by any applicable Regulatory Authorities, incur or commit to any capital expenditures, or any obligations or liabilities in connection therewith, other than capital expenditures and obligations or liabilities incurred or committed to that are approved in accordance with the Company's capital expenditure approval policies and that are not (A) individually in excess of U.S.$25,000 and (B) in the aggregate in excess of U.S.$100,000. Neither the Company nor any of its Subsidiaries will form any new Subsidiaries.

     (b) Dividends; Changes in Stock. The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it propose to, (i) declare, set aside or pay any dividends on or make other distributions in respect of, directly or indirectly, any of its capital stock, except (A) in the event the Effective Time has not occurred by April 30, 1996, other than by reason of any breach or default hereunder on the part of the Company, then the Company may declare and pay a special cash dividend in an amount up to but not exceeding the Company Net Income after April 30, 1996 (as defined in Section 8.03(c)), provided, however, that (x) the Company shall not have, nor shall it have permitted any of its Subsidiaries to have, conducted its operations other than in the ordinary course of business and consistent with past practices and policies, including without limitation, its practices and policies for the recognition of income and expense items, and (y) the Company shall have furnished to Parent on the date of the declaration of such dividend a certificate of the chief financial officer of the Company, in form reasonably satisfactory to Parent, and dated as of such date, to the effect that the Company has duly complied with the provisions of clause
(x) of this proviso, and (B) for dividends by a direct or indirect wholly owned (other than directors' qualifying shares) Subsidiary of the Company, (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for the issuance of shares upon the exercise of options presently outstanding under the Incentive Plan, or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire (except for the acquisition of Trust Account Shares and the acquisition of shares to be used to satisfy obligations under Company Stock Plans), any shares of its capital stock or any securities convertible into or exchangeable for any shares of its capital stock.

     (c) Issuance of Securities. The Company shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its or any of its Subsidiaries' capital stock of any class, any Voting Debt or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) pursuant to the Stock Option Agreement, (ii) issuances by a direct or indirect wholly owned (other than directors' qualifying shares) Subsidiary of its capital stock to its parent, and (iii) pursuant to options or rights presently outstanding under the Incentive Plan or the Employee Stock Purchase Plan.

     (d) Governing Documents. The Company shall not amend or propose to amend, nor shall it permit any of its Subsidiaries to amend, the articles or certificate of incorporation (or similar constitutive documents) or by-laws of the Company or any of its Subsidiaries.

     (e) No Acquisitions. The Company shall not, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole. Without limiting the generality of the foregoing, the Company shall not, nor shall it permit any of its Subsidiaries to, make any investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except, subject to Section 4.01(p), for investments in the ordinary course of business consistent with past practice.

     (f) No Dispositions. Other than (i) activities in the ordinary course of business consistent with sound banking and thrift industry practice or (ii) as set forth on the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, mortgage, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries).

     (g) Indebtedness. The Company shall not, nor shall it permit any of its Subsidiaries to, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others, other than in the ordinary courses of business consistent with past practice (i) short-term indebtedness incurred to refinance existing short-term indebtedness, (ii) short-term indebtedness of any Subsidiary of the Company to the Company or another Subsidiary of the Company or
(iii) in the case of NSB, short-term indebtedness consistent with sound banking and thrift industry practice. Without limiting the foregoing, NSB shall not extend the maturities beyond one year or otherwise materially change the terms of its advances from the Federal Home Loan Bank of San Francisco (the "FHLB").

     (h) Other Actions. The Company shall not, nor shall it permit any of its Subsidiaries to, knowingly or wilfully take any action that would, or reasonably could be expected to, result in any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, any of such representations and warranties that are not so qualified being or becoming untrue in any material respect, any of the conditions to the Merger set forth in Article VI not being satisfied or a material Violation of any provision of the Stock Option Agreement, or (unless such action is required by applicable law or sound banking and thrift industry practice) which could reasonably be expected to adversely affect or delay the ability of any of Parent, Sub or the Company or their Subsidiaries to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.01(b)) without imposition of a condition or restriction of the type referred to in Section 6.02(c).

     (i) Advice of Changes; Government Filings. The Company shall confer on a regular and frequent basis with Parent, report on operational matters and promptly advise Parent orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, individually or in the aggregate a Material Adverse Effect on the Company or which would cause or constitute a material breach of any of the representations, warranties or covenants of the Company contained herein. The Company shall file all reports required to be filed by it with the SEC or the Amex between the date of this Agreement and the Effective Time and shall deliver to Parent copies of all such reports promptly after the same are filed. The Company and each Subsidiary of the Company that is a savings bank shall file all reports, applications and other documents required to be filed with the OTS and any other Regulatory Authorities between the date hereof and the Effective Time and shall make available to Parent copies of all such reports and other items promptly after the same are filed. Except where prohibited by applicable statutes and regulations, the Company shall promptly provide Parent with copies of all other filings made by the Company with any Governmental Entity in connection with this Agreement, the Stock Option Agreement or the transactions contemplated hereby or thereby.

     (j) Accounting Methods. Except as contemplated by Section 5.09, the Company shall not change its fiscal year or its methods of accounting in effect at July 1, 1995, except as required by changes in GAAP or regulatory accounting practices as concurred in by the Company's independent auditors.

     (k) Compensation; Benefit Plans Employment Agreement. Except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries will (i) declare or pay (or agree to declare or pay) any bonuses or other special compensation to any directors or officers, (ii) enter into, adopt, amend or terminate any Company Benefit Plan or any other employee benefit plan or any agreement, arrangement, plan or policy between such party and one or more of its directors, officers or employees, (iii) increase in any manner the compensation or fringe benefits of any of its directors, officers or employees or provide any other benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of bonuses or stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), except for normal salary increases in the ordinary course of business consistent with past practice, (iv) create or, except as required by law or regulation, amend any Company Stock Plan or grant any equity based award pursuant to any Company Stock Plan or otherwise, (v) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement or the Stock Option Agreement (except for those agreements that are set forth on the Company Disclosure Schedule, which may be renewed on the same terms and conditions as contained therein), or (vi) enter into or amend any employment agreement with any employee or director, hire any new employee at the level of Vice President or above or fill any vacancy created by the departure (for any reason) of any employee at the level of Vice President or above, in each case, without previously consulting with Parent.

     (l) Tax Matters. From the date hereof until the Effective Time, (i) the Company and its Subsidiaries will file all Company Returns required to be filed with any taxing authority in accordance with all applicable laws, (ii) the Company and its Subsidiaries will timely pay all taxes shown as due and payable on the respective Company Returns that are so filed and as of the time of filing, the Company Returns will correctly reflect the facts regarding the income, business, assets, operations, activities and the status of the Company and its Subsidiaries in all material respects, and (iii) the Company and its Subsidiaries will promptly notify Parent of any action, suit, proceeding, investigation, audit or claim pending against or with respect to the Company or any Subsidiary in respect of any tax where there is a reasonable possibility of a determination or decision which would reasonably be expected to have a significant adverse effect on the Company's tax liabilities or other tax attributes. The Company shall not, nor shall it permit any of its Subsidiaries to, make any tax election or settle or compromise any income tax liability.

     (m) Settlements, Etc. The Company shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with sound banking and thrift industry practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with sound banking and thrift industry practice.

     (n) Material Contracts. Except in the ordinary course of business consistent with sound banking and thrift industry practice or as required by the terms of this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, modify, amend or terminate any material contract, lease or agreement to which the Company or any Subsidiary is a party or waive, release or assign any material rights or claims thereunder. Without limiting the generality of the foregoing, without the prior written consent of Parent, the Company shall not waive any standstill provision contained in any confidentiality agreement in existence as of the date hereof between the Company and any other person. Without the prior written consent of Parent (which shall not be unreasonably withheld), the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any contract, agreement or arrangement which, if entered into prior to the date hereof, would have been covered by Section 3.01(u) or Section 3.01(cc).

     (o) Loans and Commitments. The Company shall not, nor shall it permit any of its Subsidiaries to, without prior consultation with Parent, make, renegotiate, renew, increase, extend or purchase any loans, advances or loan commitments (and the Company and such Subsidiaries shall not make any loans, advances or commitments to which Parent has reasonably objected), except loans, advances or commitments of less than U.S.$1,000,000 made in the ordinary course of business.

     (p) Investments. The Company shall not, nor shall it permit any of its Subsidiaries to, without prior consultation of Parent, make or purchase any investment of any kind (and the Company and such Subsidiaries shall not make or purchase any investments to which Parent has reasonably objected), except investments of less than U.S.$1,000,000 made in the ordinary course of business.

     (q) No Change in Rates. The Company shall not, nor shall it permit any of its Subsidiaries to, without the prior consent of Parent, offer interest rates or terms on any category of deposits at any of its branches which are not consistent with recent practice as disclosed by the Company to Parent, except as may be necessary in the good faith judgment of the Company in response to competitive market developments.

     (r) General. The Company shall not, nor shall it permit any of its Subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions described in this Section 4.01.

     SECTION 4.02. No Solicitation. (a) The Company agrees that neither it nor any of its Subsidiaries nor any of the respective officers and directors of the Company or any of its Subsidiaries shall, and the Company shall direct and cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets, deposits or any equity securities of, the Company or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the Company's board of directors of its fiduciary duties as advised by such board's counsel with respect to an unsolicited offer from a third party, engage in any negotiations concerning or provide any information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties (other than the Parent) conducted heretofore with respect to any of the foregoing. The Company will take the necessary steps to inform promptly the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this
Section 4.02(a). The Company agrees that it will notify the Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company or any of its Subsidiaries. The Company also agrees that it promptly shall request each other person (other than the Parent) that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of Subsidiaries.

     (b) Except to the extent legally required for the discharge by the Company's board of directors of its fiduciary duties as advised by such board's counsel, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by such Board of Directors of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any takeover proposal or (iii) enter into any agreement with respect to any takeover proposal.

     (c) In addition to the obligations of the Company set forth in Section 4.02(b), the Company promptly shall advise Parent orally and in writing of any request for information or of any takeover proposal, or any inquiry with respect to or which could lead to any takeover proposal, the material terms and conditions of such request, takeover proposal or inquiry and the identity of the person making any such request, takeover proposal or inquiry. The Company will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, takeover proposal or inquiry.

     (d) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company based on the written opinion of independent counsel, failure to do so would be inconsistent with applicable laws; provided that the Company does not, withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, a takeover proposal, except as permitted by the last sentence of Section 5.03.


                                    ARTICLE V

                              Additional Agreements

     SECTION 5.01. Preparation of the Proxy Statement. The Company will use all reasonable efforts to prepare and file promptly a preliminary Proxy Statement with the SEC and will use all reasonable efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC or its staff. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Company Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects.

     SECTION 5.02. Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel and other representatives and advisors of Parent, reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws or Federal or state banking or thrift laws (other than reports or documents which the Company or subsidiary is not permitted to disclose under applicable law) and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. Parent will, and will cause its advisors and representatives to, hold any such information which is nonpublic in confidence to the extent required by, and in accordance with, the terms of the Confidentiality Agreement dated as of January 17, 1995, between the Company and Parent (the "Confidentiality Agreement"). No investigation by either Parent or Sub shall affect the representations and warranties of the Company, and each such representation and warranty shall survive such investigation. During the period from the date of this Agreement to the Effective Time, the Company shall promptly furnish to Parent as the same become available and shall cause one or more of its designated representatives with appropriate knowledge of the details reflected in or underlying such financial statements and budgets to confer on a regular and frequent basis with Parent: (w) copies of all monthly and quarterly interim financial statements (including budgets and variances from budgets), (x) detailed information regarding monthly deposit flow and FHLB funding, (y) copies of monthly loan production reports, and (z) copies of monthly reports regarding sales of securities products. The Company shall promptly notify Parent of any material change in its business or operations and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) by any Governmental Entity, or the institution of the threat of material litigation involving the Company or its Subsidiaries, and shall keep Parent fully informed of all such events.

     SECTION 5.03. Company Stockholders Meeting. The Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval as soon as practicable after the date on which the definitive Proxy Statement has been mailed to the Company's stockholders. In any event, the Company will use all reasonable efforts to promptly cause the Stockholders Meeting to be held. The Company will, through its Board of Directors, recommend to its stockholders that they grant the Company Stockholder Approval, unless, as a result of an unsolicited Acquisition Proposal, the board of directors determines in good faith after consultation with independent counsel and Kaplan Associates, Inc. or an investment banking firm of recognized standing, that to so recommend would constitute a breach of the fiduciary obligations of the board of directors of the Company to the stockholders of the Company.

     SECTION 5.04. Legal Conditions to Merger. Subject to the terms and conditions of this Agreement, each of the Company and Parent shall, and shall cause its Subsidiaries to, use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (a) the obtaining of any necessary consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public or private third party which is required to be obtained by such party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement (including any subsequent merger or other combination of the Company and NSB with and into Parent) and the Stock Option Agreement and the making or obtaining of all necessary filings and registrations with respect thereto, (b) the defending of any lawsuits or other legal proceedings, whether judicial, administrative or regulatory, challenging this Agreement or the Stock Option Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Stock Option Agreement; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption would, in such party's reasonable opinion, (A) be materially burdensome to such party and its Subsidiaries taken as a whole in the context of the transactions contemplated by this Agreement or impact in such a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger or (B) result in the imposition of a condition or restriction on such party or on the Surviving Corporation of the type referred to in Section 6.02(c). Each of the Company and Parent will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing. The Company will use all commercially reasonable efforts to operate the Company and the Subsidiaries and their respective businesses in a manner designed to achieve satisfaction of all of the conditions precedent set forth in Sections 6.01 and 6.02. In connection with and without limiting the foregoing, the Company and its Board of Directors shall (x) take all action necessary to ensure that any state takeover statute or similar statute or regulation (including Section 203 of the DGCL) is not applicable to the Merger, this Agreement, the Stock Option Agreement or any of the other transactions contemplated by this Agreement or the Stock Option Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, the Stock Option Agreement or any of the other transactions contemplated by this Agreement or the Stock Option Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement, the Stock Option Agreement or any of the other transactions contemplated by this Agreement or the Stock Option Agreement.

     SECTION 5.05. Employee Matters. (a) Parent shall honor in accordance with their terms the employment, salary continuation, severance and other contracts to which employees of the Company are a party that are set forth on the Company Disclosure Schedule and shall also honor the terms and provisions of the Company's severance policy for its employees as heretofore furnished to Parent, and shall honor all provisions for vested benefits and rights existing as of the Effective Time under the Company Benefit Plans. Notwithstanding the foregoing, Parent shall be obligated at the Effective Time to make payments with respect to the separation from employment in connection with a change of control of the Company under employment and severance contracts to the following employees only in the respective amounts set forth in the Company Disclosure Schedule -- Granville Stark, Greg Jahn, Bertha Balfour and Cathy Simondi. In addition, notwithstanding the foregoing, Parent shall be obligated at the Effective Time to make payments to Alfred Alys with respect to his consulting and non-competition agreement and employment agreements only in the amount set forth in the Company Disclosure Schedule. At the Effective Time, Parent shall enter into a Consulting Agreement with Alfred Alys in substantially the form heretofore agreed upon by the parties. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent the written agreement of each of the individuals specified in the preceding sentence that their maximum entitlement under such contracts is as specified in the Company Disclosure Schedule.

     (b) Parent agrees to pay former employees of the Company and its Subsidiaries who are retained following completion of the Merger by Parent ("Continuing Employees") at their base salaries (excluding bonus plans) in effect on the Closing Date, subject to Parent's regular performance review process applicable to Parent's employees generally. Nothing herein shall create any obligation on the part of Parent to retain any such employees or to refrain from reassigning any such employee as Parent shall determine is necessary or appropriate.

     (c) Continuing Employees will participate in the employee benefit, welfare and related plans and programs of Parent and its Subsidiaries on the same basis as other similarly situated employees of Parent and its Subsidiaries with the Continuing Employees (i) receiving past service credit for their employment with the Company and its Subsidiaries (and predecessors thereto) for eligibility, participation and vesting in the plans, programs and arrangements of Parent and its Subsidiaries including, but not limited to, qualified retirement plans, vacation, sick time and leave, with past service credit applicable to eligibility and vesting excluded from consideration for purposes of benefit determination, and (ii) not being subject to any waiting period or preexisting condition exclusion in connection with medical, dental, life and disability coverage and receiving full credit for their prior co-payments and deductibles.

     (d) Notwithstanding any other provisions contained in this Agreement, the Company may effect repayment prior to the Effective Time, in full or in part, of the ESOP Debt, provided, however, that to the extent any ESOP Debt is outstanding and not so repaid at the Effective Time, cash received by the ESOP Trustee as a result of the Merger with respect to unallocated shares of Company shall be applied by the trustee to the repayment of ESOP Debt and the balance of the cash received by the ESOP Trustee as a result of the Merger with respect to unallocated shares of Company shall be allocated to the accounts of all participants and beneficiaries in the ESOP who have accounts under the ESOP in proportion to the account balances of such participants and beneficiaries as they existed as of the Effective Time. Prior to the Effective Time, the ESOP may be amended to provide for (i) full vesting of benefits by participants and (ii) elimination of any requirement for a participant to be employed on the last day of the Plan Year to receive an employer contribution or other annual additions or allocations. Upon the making of all allocations herein, the ESOP shall be terminated and the account balances therein will be distributed to participants or their beneficiaries, with the right of tax-free rollover, to the extent permitted by law, to an individual retirement account or another tax-qualified plan of Parent that accepts such a rollover, at the election of the distributee.

     (e) Prior to the Effective Time, the Company may establish and fund for the benefit of Alfred Alys a rabbi trust sufficient to fund fully the Company's obligations under the Salary Continuation Agreement for Alfred Alys. Such trust shall be established pursuant to the execution and delivery of a trust agreement substantially in the form of Exhibit B hereto. Mr. Alys may designate the trustee and depository for such trust.

     SECTION 5.06. Stock Options and the ESOP; Profit Sharing Plan. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as are required to provide for the cancellation of all outstanding Company Employee Options upon the Effective Time, in exchange for a cash payment by the Company of an amount equal to (i) the excess, if any, of (x) the Merger Consideration per share over
(y) the exercise price per share of Company Common Stock subject to such Company Employee Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Employee Option for which such Company Employee Option shall not theretofore have been exercised, whether or not then exercisable.

     (b) All amounts payable pursuant to this Section 5.06 shall be subject to any required withholding of taxes and shall be paid without interest.

     (c) The Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such actions as are required to terminate the Company Stock Plans other than the ESOP as of the Effective Time, to delete as of the Effective Time the provision in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company and to ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Stock Plan or other Company Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

     (d) In addition, the 401(k) and profit sharing plan may be terminated prior to the Effective Time and the account balances therein may be distributed to participants or their beneficiaries, with the right of tax free rollover, to the extent permitted by law, to an individual retirement account or another tax-qualified plan of Parent that accepts such a rollover, at the election of the distributee.

     SECTION 5.07. Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that in the case of a termination pursuant to Section 7.01(b)(ii), 7.01(c)(iv) or 7.01(c)(v), the non-terminating party shall pay on demand to the terminating party in immediately available funds all of the terminating party's out of pocket expenses incurred in connection with the transactions contemplated by this Agreement up to but not exceeding $250,000.

     SECTION 5.08. Indemnification, Exculpation and Insurance. (a) Parent and Sub agree that, for a period of six years (or the period of the applicable statute of limitations, if longer) from the Effective Time, all rights to indemnification and exculpation from liability for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (such persons, "Indemnified Persons") as provided in their respective certificate or articles of incorporation (or similar constitutive documents) or by-laws or otherwise shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Indemnified Persons. Parent will cause to be maintained for a period of six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy (a copy of which has heretofore been delivered to Parent) to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company or its Subsidiaries on the date of this Agreement, so long as the aggregate premium therefor would not exceed $75,000 over said six year period (the "Maximum Aggregate Premium") provided, however, that Parent may, in lieu of maintaining such existing D&O Insurance as provided above, cause comparable coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the material terms thereof are no less advantageous than the existing D&O Insurance. If the existing D&O Insurance expires, is terminated or canceled during such six-year period, Parent will use all commercially reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Aggregate Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

     (b) The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each Indemnified Party's heirs and representatives.

     SECTION 5.09. Company Accruals and Reserves. Prior to the Closing Date, at the request of Parent, the Company shall review and, to the extent consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals) to (a) reflect the Surviving Corporation's and Parent's plans with respect to the conduct of the Company's business following the Merger and (b) make adequate provision for the costs and expenses relating thereto. Notwithstanding the foregoing, the Company shall not be obligated to take in any respect any such action pursuant to this Section 5.09 unless and until Parent acknowledges that all conditions to its obligation to consummate the Merger have been satisfied.

     SECTION 5.10. Letters of Accountants to the Company. The Company shall use all reasonable efforts to cause to be delivered to Parent letters of KPMG Peat Marwick LLP ("PM"), the Company's independent auditors, dated a date within two business days (as defined in Section 8.03(c)) before the date on which the Proxy Statement relating to the Company Stockholders Meeting is mailed to the stockholders of the Company and two business days before the Closing Date, and addressed to Parent, in form and substance reasonably satisfactory to Parent, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with proxy statements similar to the Proxy Statement sent to the Company's stockholders in connection with the transactions contemplated hereby.

     SECTION 5.11. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Parent, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     SECTION 5.12. Parent Covenants; Other Actions. Parent shall not, nor shall it permit any of its Subsidiaries to, take any action that would, or reasonably could be expected to, result in any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, any of such representations and warranties that are not so qualified being or becoming untrue in any material respect, any of the conditions to the Merger set forth in Article VI not being satisfied or a material Violation of any provision of the Stock Option Agreement, or (unless such action is required by applicable law or sound banking or thrift industry practice) which could reasonably be expected to adversely affect or delay the ability of any of Parent, Sub or the Company or their Subsidiaries to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction of the type referred to in Section 6.02(c).

     SECTION 5.13 Joint Implementation Team. Promptly following the execution of this Agreement, Parent and the Company shall each identify a selected group of their respective personnel that shall constitute a "Joint Implementation Team" who shall be available to Parent and the Company, respectively, at reasonable times (limited to normal operating hours) to provide information and assistance in connection with Parent's investigation of matters relating to the Company and the Subsidiaries, as well as consultation regarding the combined operations of the parties following the Closing.

     SECTION 5.14 Employee Training. Not later than 30 days prior to the Closing Date, the Company shall permit Parent to train and conduct orientation sessions for the employees of the Company and the Subsidiaries in respect of Parent's systems, policies and procedures and the Company shall, as scheduled by Parent for reasonable periods of time and subject to the Company's reasonable approval, such that the Company's ongoing operations shall not be materially disrupted, excuse such employees from their duties for the purpose of training and orientation by Parent.

     SECTION 5.15 Environmental, ADA and Seismic Investigations. Promptly following the execution of this Agreement, the Company shall (a) provide Parent and Parent's consultants with access to each of the properties of the Company and the Subsidiaries, including all real property and the improvements thereon (the "Properties") and to pertinent information, records or documents within the possession, custody or control of the Company or the Subsidiaries, at times reasonably satisfactory to the Company, (b) permit Parent's consultants to investigate the Properties in order to prepare Preliminary Environmental Assessment Reports of a scope reasonably satisfactory to Parent (and such additional environmental reports as Parent may reasonably request in light of the findings in the Preliminary Environmental Assessment Reports) regarding each of the Properties owned by the Company or the Subsidiaries, (b) permit Parent and its consultants to conduct an investigation of each of the Properties as to the compliance thereof with the Americans With Disabilities Act of 1990 and applicable regulations promulgated in accordance therewith (the "ADA"), and (c) permit Parent and its consultants to conduct an investigation of each of the Properties as to the compliance thereof with applicable seismic guidelines, standards, laws and regulations. The first $20,000 of the cost of the investigations and reports contemplated by this Section 5.15 shall be borne equally by the Company and Parent, with the excess over $20,000 being borne solely by Parent. Parent will provide the Company with copies of any reports it receives pursuant to this Section.

     SECTION 5.16. Certificates re Financial Data. The Company shall deliver to Parent, no later than 15 days after the end of the month to which each such certificate relates, certificates in form, substance and detail reasonably satisfactory to Parent, dated as of the last day of each month after the date hereof to the Effective Time (and, for delivery on the Closing Date, a certificate dated as of the Closing Date), each signed on behalf of the Company by its Chairman or Chief Executive Officer and its Chief Financial Officer or other executive officer performing duties equivalent to those of a "chief financial officer" certifying reasonably and in good faith as of such dates (i) the Company Net Worth (as defined in Section 8.03(c)(v)) and (ii) the Deposit Balance (as defined in Section 7.01(c)(iv)).


                                   ARTICLE VI

                              Conditions Precedent

     SECTION 6.01. Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

     (a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

     (b) Other Approvals. Other than the filing provided for by Section 1.03, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would not, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or Parent or which would not, individually or in the aggregate, materially adversely affect the consummation of the transactions contemplated hereby, shall have been filed, occurred or been obtained (all such Consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), and all such Requisite Regulatory Approvals shall be in full force and effect.

     (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order or restraint and to appeal as promptly as possible any injunction or other order or restraint that may be entered. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

     SECTION 6.02. Conditions to Obligations of Parent. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following conditions unless waived by Parent and Sub:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (subject to Section 3.00) in all material respects both as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chairman or Chief Executive Officer and its Chief Financial Officer or other executive officer performing duties equivalent to those of a "chief financial officer" to such effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the

Company by its Chairman or Chief Executive Officer and its Chief Financial Officer or other executive officer performing duties equivalent to these of a "chief financial officer" to such effect.

     (c) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any requirement upon Parent, the Company or the Surviving Corporation or their Affiliates which, individually or in the aggregate, would (i) result in a Material Adverse Effect on Parent, the Surviving Corporation or their Affiliates, or (ii) would reduce the benefits of the transactions contemplated by this Agreement to Parent in so significant a manner that Parent, in its reasonable good faith judgment, would not have entered into this Agreement had such condition or requirement been known at the time hereof.

     (d) Company Stock Options and Company Stock Plans. The Company shall have duly effected, as of the Effective Time, the cancellation of all outstanding Company Stock Options, whether vested or not, the termination of the Company Stock Plans and the deletion of any provision in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any subsidiary of the Company or any interest in respect of any capital stock of the Company or any Subsidiary of the Company.

     (e) Letter of the Company's Independent Accountants; Results of Audit. Parent shall have received in accordance with the terms hereof the duly executed letters of PM, prepared pursuant to the provisions of Section 5.10.

     (f) Opinion of Counsel. Parent shall have received the duly executed opinion of Silver, Freedman & Taff, or other counsel to the Company, dated the Closing Date, covering the matters set forth in Exhibit C hereto and reasonably satisfactory to Parent and such other customary closing documents for transactions of this type as Parent shall reasonably request.

     (g) Litigation, Etc. There shall be no pending or threatened material actions or proceedings by any person against the Parent, the Sub, the Company, or any Subsidiary of the Company, or any director, officer or employee of any of the foregoing challenging or in any way or in any manner seeking to restrict or prohibit the transactions contemplated hereby or seeking to obtain any damages against any person as a result of the transactions contemplated hereby.

     (h) No Material Adverse Effect. Since the date of this Agreement, there shall have occurred no Material Adverse Effect with respect to the Company.

     (i) Certain Expense Reports. At least two business days prior to the Effective Time, all attorneys, accountants, investment bankers and other advisors and agents of the Company and its Subsidiaries shall have submitted to the Company (with a copy to the Parent) estimates of their fees and expense for all services rendered in any respect in connection with the transactions contemplated hereby to the extent not already paid, and based on such estimates, the Company shall have prepared and submitted to Parent a summary of such fees and expenses with respect to the transactions contemplated hereby. At the Effective Time, such advisors shall have submitted their final bills for such fees and expenses to the Company and its Subsidiaries for services rendered, with a copy delivered to Parent, and based on such summary, the Company shall have prepared and submitted to Parent a final calculation of such fees and expenses.

     (j) Contingent Liabilities. Except for matters described in the Company Disclosure Schedule (and as to such matters only to the extent of facts made available to Parent on or prior to the date of this Agreement), the Company, at the time of the Closing, shall not be subject to any suit, action or proceeding, or any investigation or inquiry by any Government Entity (such suits, actions or proceedings, or any such investigations or inquiries, being collectively referred to herein as "proceedings"), which shall be pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary of the Company, nor shall there by any potential unasserted claim or liability not heretofore disclosed in the Company Disclosure Schedule (whether or not such claim or liability is required to be accrued or disclosed under SFAS Nos. 5) unless Parent shall have determined, in the exercise of its reasonable business judgment, that each proceeding, claim or liability likely would not have either individually or in the aggregate with all other such proceedings, claims or liabilities, a Material Adverse Effect on the Company.

     (k) Certain Other Approvals. Parent shall have received the approval of the FDIC under 12 U.S.C. Section 1815(d)(3), or under any successor provision, (the "Oakar" statute) so that the "exit fee" provided for therein shall not be applicable to the transactions contemplated hereby or to any subsequent merger or other combination of NSB with and into Parent and shall also have received all requisite approvals from the California State Banking Department, the FDIC and the OTS and any other Governmental Entities having jurisdiction for the merger or other combination of the Company and NSB with and into Parent promptly following the Effective Time.

     (l) Non-Competition Agreements. Parent shall have received duly executed non-competition agreements, in substantially the form heretofore agreed to between Parent and the Company, from those individuals listed on Exhibit D hereto.

     (m) Consents Under Agreements. The consent, approval or waiver of each person (other than Governmental Entities) whose consent or approval shall be required in order to permit the succession by Parent and the Surviving Corporation in connection with the Merger (and any subsequent merger or other combination of NSB with and into Parent) to any material obligation, right or interest of the Company and its Subsidiaries under any material loan or credit agreement, note, mortgage, indenture, lease (and all branch leases shall be deemed to be material for purposes of this Section), license or other agreement or instrument shall have been obtained.

     (n) Headquarters and Administrative Offices. The existing leases of the Company's properties at (i) 20 Petaluma Boulevard South, Petaluma, California,
(ii) 450 Center Street, Healdsburg, California, and (iii) 6301 State Farm Drive, Rohnert Park, California shall be amended on terms satisfactory to Parent to implement the modifications set forth in the letter agreement of even date herewith between the Company and the lessors of such properties.

     (o) Certificates re Financial Data. Parent shall have received certificates dated as of the last day of each month after the date hereof to the Effective Time and a certificate, dated as of the Closing Date, signed on behalf of the Company by its Chairman or Chief Executive Officer and its Chief Financial Officer or other executive officer performing duties equivalent to those of a "chief financial officer" certifying as of such dates (i) the Company Net Worth (as defined in Section 8.03(c)(v)) and (ii) the Deposit Balance (as defined in
Section 7.01(c)(iv)). The monthly certificates shall be received no later than 10 days after the end of the month to which each such certificate relates.

     SECTION 6.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of the following conditions unless waived by the Company:

     (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement that are qualified as to materiality shall be true and correct (subject to Section 3.00) in all material respects, both as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of Parent and Sub by their respective Chairman or Chief Executive Officers and their respective Chief Financial Officers or other executive officers performing duties equivalent to these of a "chief financial officer" to such effect.

     (b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement and the Stock Option Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Sub by their respective Chairman or Chief Executive Officers and their respective Chief Financial Officers or other executive officers performing duties equivalent to these of a "chief financial officer" to such effect.

     (c) Opinion of Counsel. The Company shall have received the duly executed opinion of Pillsbury Madison & Sutro, counsel to Parent, dated the Closing Date, substantially in the form of Exhibit E hereto.


                                   ARTICLE VII

                            Termination and Amendment

     SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is received:

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company upon written notice to the other party:

          (i) if (1) the OTS, or any other Governmental Entity the approval of which is required to permit consummation of the Merger or the other transactions contemplated hereby shall have issued an order denying approval of the Merger or such other transactions or (2) any Governmental Entity of competent jurisdiction shall have issued a final permanent order enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated hereby and in any such case under either clause (1) or (2) the time for appeal or petition for reconsideration of such order shall have expired without such appeal or petition being granted;

         (ii) if the Company, on the one hand, or Parent or Sub, on the other hand, materially breaches any of its covenants and obligations or representations and warranties hereunder or under the Stock Option Agreement and such breach is not cured after 30 days' written notice thereof is given to the party committing such breach by the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) unless the breach of covenant, obligation, representation or warranty, together with all other such breaches, would entitle the party other than the party bound by such covenant or obligation not to consummate the transactions contemplated hereby or the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 6.02(a) (in the case of a breach of representation or warranty by the Company) or
     Section 6.03(a) (in the case of a breach of representation or warranty by Parent and Sub);

        (iii) if the Merger shall not have been consummated on or before August 31, 1996, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; or

         (iv) if, upon a vote at a duly held Company Stockholders Meeting, the Company Stockholder Approval shall not have been obtained;

     (c) by either Parent or Sub upon written notice to the Company:

          (i) if, prior to the Company Stockholders Meeting, a takeover proposal is commenced, publicly proposed, publicly disclosed or communicated to the Company (or the willingness of any person to make a takeover proposal is publicly disclosed or communicated to the Company) and (A) the Company Stockholder Approval is not obtained at the Company Stockholders Meeting,
     (B) the Company Stockholders Meeting does not occur prior to June 30, 1996 or (C) the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement, or approved or recommended any takeover proposal;

         (ii) if (A) the FDIC shall have issued an order denying approval of the application of Parent for an order under the Oakar statute with respect to any subsequent merger or other combination of NSB with and into Parent, (B) any repeal or change to the Oakar statute occurs which has the effect of making the exit fee provided therein or any comparable fee applicable to the transactions contemplated hereby or to any subsequent merger or other combination of NSB with and into Parent, (C) the California State Banking Department or the OTS or the FDIC or any other Governmental Entity having jurisdiction shall have issued an order under any other applicable statute or regulation denying approval of any such merger or other combination of NSB with and into Parent promptly following consummation of the transactions contemplated hereby, or (D) the FRB shall have refused to grant the waiver contemplated by Section 3.02(b)(iii)(G);

        (iii) if, after the date hereof, there has occurred any Material
     Adverse Effect (or any development or circumstance that might reasonably be expected to result in a Material Adverse Effect) with respect to the Company, provided that Parent shall have given 30 days' written notice of such termination to the Company and the Company shall not have remedied such event by the end of such 30 day period;

         (iv) if, as of the Closing Date the principal balance of all deposit liabilities, including, accounts accessible by negotiable orders of withdrawal, demand deposits, passbook accounts, certificates of deposit, but excluding all brokered deposits and depository accounts with balances greater than U.S.$100,000, of the Company and its Subsidiaries ("Deposit Balance") shall be less than U.S.$230,000,000; or

          (v) if, as of the Closing Date, Company Net Worth shall be less than U.S.$34,000,000.

     SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability or obligation on the part of Parent, Sub, the Company or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach by any other party of any covenant or obligation or willful breach of any warranty or representation contained in this Agreement, and except (a) with respect to Section 3.01(r), Section 3.02(e), Section 5.07, this Section 7.02 and
Section 8.05, and (b) with respect to the representations and warranties contained in Sections 3.01 and 3.02 insofar as such representations and warranties relate to the Stock Option Agreement (but only until the termination of the Stock Option Agreement).

     SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after the Company Stockholder Approval is received, but, after receipt of the Company Stockholder Approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that, notwithstanding anything to the contrary contained in this Section

7.03, Parent may from time to time without the consent of the Company increase the amount (but not change the nature) of the Merger Consideration, and any provisions inconsistent with such right herein or in any agreement referred to herein are hereby deemed superseded to the extent of such inconsistency.

     SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the proviso of Section 7.03, waive compliance with any of the covenants, agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

     SECTION 7.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to Section
7.04 shall, in order to be effective, require, in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.


                                  ARTICLE VIII

                               General Provisions

     SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or Sub, to:

         Bank of the West
         180 Montgomery Street
         San Francisco, CA 94104
         Attention:  President
         Facsimile:  (415) 837-1405

     with copies to:

         Rodney R. Peck, Esq.
         Pillsbury Madison & Sutro
         235 Montgomery Street
         San Francisco, CA 94104
         Facsimile:  (415) 983-1200

     (b) if to the Company, to:

         Northbay Financial Corporation
         1360 Redwood Way
         Petaluma, California  94954
         Attention:       Mr. Alfred A. Alys
                          President and Chief Executive Officer
         Facsimile:       (707) 792-7406

     with a copy to:

         Robert Lipsher, Esq.
         Silver, Freedman & Taff, L.L.P.
         1100 New York Avenue, N.W.
         Seventh Floor
         Washington, D.C.  20005
         Facsimile:       (202) 682-0354

     SECTION 8.03. Definitions; Interpretation. (a) As used in this Agreement,
(i) any reference to any event, change or effect being "material" with respect to any entity means an event, change or effect which is material in relation to the businesses, assets, properties, liabilities, results of operations, financial condition or prospects of such entity and its Subsidiaries, taken as a whole, (ii) the term "Material Adverse Effect" means, with respect to the Company, Parent or Sub, a material adverse effect (whether or not required to be accrued or disclosed under SFAS No. 5) on the Condition of such party and its Subsidiaries, taken as a whole, or on the ability of such party to perform its obligations hereunder or to consummate the transactions hereby contemplated by June 30, 1996 or, except for purposes of determining satisfaction of the conditions set forth in Section 6.02, under the other agreements contemplated hereby (provided that in determining whether a Material Adverse Effect shall have occurred, (A) the Transaction Costs and the Company Accruals and Reserves (each as defined in Section 8.03(c)) shall be disregarded and (B) there shall be excluded any effect the cause of which may result or shall have resulted from changes to laws and regulations, generally accepted accounting principles or regulatory accounting principles or changes in interest rates or economic conditions applicable to depository institutions generally, or costs and expenses relating to the transactions contemplated by this Agreement, the impact on the Company's financial statements of the change in control, severance, salary continuation and other benefits specified in Section 5.05 and set forth in the Company Disclosure Schedule, any recapture of the Company's tax bad debt reserve, any special assessment imposed on SAIF-insured institutions after the date hereof), and (iii) the term "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

     (b) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     (c) As used elsewhere in this Agreement, the following terms shall have the meaning set forth below:

     (i) "Affiliate" shall mean, with respect to any person, any person that, directly or indirectly, controls or is controlled by or is under common control with such person.

    (ii) "Business Day" shall mean any day, other than Saturday or Sunday or any other day on which commercial banks in the State of California are authorized or required by law to be closed.

   (iii) "Company Accruals and Reserves" shall mean any accruals and reserves adopted by the Company pursuant to the request of Parent under the terms of
Section 5.09 or otherwise relating to the Merger or required pursuant to this Agreement.

    (iv) "Company Net Income after April 30, 1996" shall mean the consolidated net income of the Company earned after April 30, 1996 and up to the day next preceding the Effective Time as appearing on the financial statements of the Company after April 30, 1996, determined in accordance with GAAP, provided that in determining the amount of such net income, the amount of the Transaction Costs, any special assessment imposed on SAIF-insured institutions, any recapture of NSB's tax bad debt reserve, any costs or expenses relating to the change in control, severance, salary continuation and other benefits specified in Section 5.05 and any Company Accruals and Reserves shall be disregarded.

     (v) "Company Net Worth" shall mean the sum of the Company Common Stock, paid-in capital and retained earnings accounts as such accounts would appear on a balance sheet of the Company prepared in accordance with GAAP, provided that in determining the amount of such net worth, the amount of the Transaction Costs, any special assessment imposed on SAIF-insured institutions, any recapture of NSB's tax bad debt reserve, any costs or expenses relating to the change in control, severance, salary continuation and other benefits specified by Section 5.05 and any Company Accruals and Reserves shall be disregarded.

    (vi) "Condition" shall mean the financial condition, assets, businesses, results of operations or prospects of any party hereto.

   (vii) "GAAP" shall mean generally accepted accounting principles in the United States.

  (viii) "Net Worth Floor" shall mean:

          U.S.$35,000,000     in the event the Closing occurs on or after April
                              30, 1996;

          U.S.$34,850,000     in the event the Closing occurs between March 31,
                              1996 and April 29, 1996 (dates inclusive);

          U.S.$34,700,000     in the event the Closing occurs between February
                              29, 1996 and March 30, 1996 (dates inclusive);

          U.S.$34,550,000     in the event the Closing occurs between January
                              31, 1996 and February 28, 1996 (dates inclusive);
                              and

          U.S.$34,400,000     in the event the Closing occurs between December
                              31, 1995 and January 30, 1996 (dates inclusive).

    (ix) "Subsidiary" shall mean, in the case of either Parent or the Company, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest.

     (x) "Transaction Costs" shall mean the amount of the out-of-pocket expenses incurred by the Company and its Subsidiaries in connection with the transactions hereby contemplated (but not to exceed, for purposes of this definition, U.S.$827,000.)

     SECTION 8.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.05. Entire Agreement; No Third-Party Beneficiaries; Rights of Ownership. Except for the Confidentiality Agreement and the letter agreement dated October 17, 1995 between Parent and the Company, this Agreement (including the documents and the instruments referred to herein, including the Stock Option Agreement, the Confidentiality Agreement, and any other agreement among the parties entered into contemporaneously herewith) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and of the Confidentiality Agreement, provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement, and, except to the extent specified in Sections 5.05, 5.06, 5.08 and 8.12, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as otherwise specifically provided in the Stock Option Agreement or as hereinafter agreed to in writing, neither Parent nor Sub shall have the right to acquire or shall be deemed to have acquired shares of Company Common Stock pursuant to the Merger until consummation thereof.

     SECTION 8.06. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable principles of conflicts of law, except that the Merger and the effect thereof shall be governed by the DGCL.

     SECTION 8.07. Limitations on Remedies. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or the Stock Option Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including money damages, for breach hereof or thereof or of any other provision of this Agreement or the Stock Option Agreement or part hereof or thereof as a result of such holding or order. This provision is not intended to render null or unenforceable any obligation hereunder that would be valid and enforceable if this provision were not in this Agreement.

     SECTION 8.08. Publicity. Except as otherwise required by law or the rules of the American Stock Exchange, so long as this Agreement is in effect, neither the Company nor Parent shall, or shall permit any of its subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Stock Option Agreement without the consent of the other party, which consent shall not be unreasonably withheld. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

     SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment that is not so consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 8.10. Enforcement. Subject to Section 8.07, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.07, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of California or in any California state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of California or any California state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

     SECTION 8.11. Certain Proxies. Concurrently with the execution and delivery of this Agreement, Parent has received irrevocable proxies from the directors and executive officers of the Company listed on Exhibit F hereto authorizing the voting by Parent or its designee of their shares of common stock of the Company at the Company Stockholders' Meeting in favor of the transactions contemplated hereby.

     SECTION 8.12. Director Health Coverage. Parent and Sub agree that, for a period of two years following the Effective Time, Parent will make or cause to be made monthly payments in respect of the health insurance premiums for medical, dental and vision care coverage for each of the directors of the Company (and their spouses) in office at the time this Agreement is executed and delivered, provided, however, that the maximum amount required to be paid by Parent for all such directors and their spouses in any month during such two-year period shall not exceed $3,000. At the end of such two year period, such directors and their spouses will each be entitled to participate, at their own expense for life, in the group health plan of Parent.

     SECTION 8.13. Employee Retention. To the extent practicable, Parent will give consideration to the retention after the Closing of employees of the Company and its Subsidiaries in their current or comparable positions within the Surviving Corporation, provided however, that, notwithstanding the foregoing or any other provision hereof, it shall have no legal obligation to retain or offer new employment to any such employees.

     SECTION 8.14. Subsequent Mergers. The parties contemplate that, immediately following the merger of Sub with and into the Company at the Effective Time as contemplated by Section 1.01, the Surviving Corporation shall be merged with and into the Parent, followed immediately by the merger of NSB with and into the Parent. In each case, the Parent shall succeed to and assume all the rights and obligations of the Surviving Corporation and NSB, respectively, in accordance with merger agreements substantially in the forms attached as Exhibits G and H hereto, respectively.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

                                BANK OF THE WEST

                                by
                                  /s/ Don J. McGrath

                                  Name:    Don J. McGrath
                                  Title:   President and Chief Operating Officer


                                NF ACQUISITION CO.,

                                by
                                  /s/ Douglas C. Grigsby

                                  Name:    Douglas C. Grigsby
                                  Title:   Treasurer


                                NORTHBAY FINANCIAL CORPORATION,

                                by
                                  /s/ Alfred A. Alys

                                  Name:    Alfred A. Alys
                                  Title:   President and Chief Executive Officer

CUSIP No. 663749 10 9                13D                    Page 85 of 89 Pages


                                   EXHIBIT 3

                            Form of Proxy delivered
                         by Directors of Company to BW

                NORTHBAY FINANCIAL CORPORATION IRREVOCABLE PROXY


     The undersigned stockholders of Northbay Financial Corporation, a Delaware corporation (the "Company"), hereby irrevocably appoint Michel M. Larrouilh and Don J. McGrath, acting singly or jointly, with full power of substitution, proxies of the undersigned and hereby authorize them to vote, with all the powers as the undersigned would possess if personally present, all of the shares of common stock of the Company held of record and/or beneficially owned by the undersigned as of the record date for the Company Stockholders Meeting (as such term is defined in the Agreement and Plan of Merger (the "Merger Agreement") dated as of November 9, 1995 among Bank of the West, a California corporation ("BW"), NF Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of BW ("Sub"), and the Company), at the Company Stockholders Meeting, or any adjournments thereof, in favor of the transactions contemplated by the Merger Agreement, including without limitation the merger of Sub with and into the Company. This proxy is irrevocable to the fullest extent permitted by law and is coupled with an interest. All authority herein conferred shall survive the death or incapacity of the undersigned. This irrevocable Proxy shall expire upon termination of the Merger Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Proxy as of the 9th day of November, 1995.


                                   ---------------------------------------------
                                                    [Signature]

                                   ---------------------------------------------


                                   ---------------------------------------------
                                                    [Signature]

                                   ---------------------------------------------


                                   Number of Shares:
                                                    ---------

CUSIP No. 663749 10 9                   13D                 Page 87 of 89 Pages


                                   EXHIBIT 4



                    Letter Agreement dated October 17, 1995
                           between the Company and BW

                          [BANK OF THE WEST LETTERHEAD]





                                            October 17, 1995



CONFIDENTIAL

Mr. Alfred A. Alys
President and Chief Executive Officer
Northbay Financial Corporation
1360 Redwood Way
Petaluma, CA 94975


Dear Mr. Alys:

     We are pleased to consider the possibility of entering into a business combination (the "Business Combination") between Bank of the West or one of its affiliates ("BW") and Northbay Financial Corporation and/or Northbay Savings Bank, F.S.B. (collectively the "Company"). Set forth below are the terms and conditions under which BW would be willing to (i) continue its due diligence investigation of the Company and (ii) commence negotiating with the Company with respect to a mutually satisfactory definitive agreement relating to the Business Combination.

     Until the earliest of (i) determination by BW to terminate discussions toward a definitive agreement, or (ii) November 16, 1995 if a definitive agreement for the Business Combination shall not have been entered into (in each event, a "Termination Date"), none of the Company or any of its subsidiaries or affiliates nor any of such persons' or entities' directors, officers, employees, agents, advisors or representatives will (a) solicit or encourage (including without limitation by way of making a recommendation in support thereof to the stockholders of the Company), directly or indirectly, any inquiries, discussions, or proposals for, (b) continue, propose, or enter into discussions or negotiations looking toward, or (c) enter into any agreement or understanding providing for, any takeover proposal (as defined below) (other than the Business Combination) nor will any of such persons or entities provide any information to any person (other than BW and its representatives) for the purpose of evaluating or determining whether to make or pursue any inquiries or proposals with respect to any transaction such as a takeover proposal. Upon acceptance of this letter agreement, the Company and its directors, officers, employees, agents, advisors and representatives will immediately terminate any existing activities, discussions or negotiations with any other party relating to any takeover proposal and will immediately orally advise BW of, and communicate to BW in writing, the details of any such inquiry or proposal that any person or the Company or its subsidiaries, affiliates, directors, officers, employees, agents, advisors and representatives may receive after the date hereof or of which any of them may become aware after the date hereof. The Company will cause its subsidiaries and affiliates and the directors, officers, employees, agents, advisors and representatives of the Company and its subsidiaries and affiliates to comply with the terms of this letter agreement.

     In the event the Company, or its subsidiaries or affiliates or any of their respective directors, officers, employees, agents, advisors or representatives, breach or violate the foregoing provisions of this letter agreement and a takeover proposal is consummated, then the Company will, upon demand, and as liquidated damages, pay to BW (a) the sum of $400,000,

Northbay Financial Corporation
October 17, 1995
Page 2

and (b) all of BW's third party expenses subsequent to the date hereof, and in no event to exceed $50,000 in the aggregate, incurred in connection with its review of the Company and a potential Business Combination. As used herein, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any proposal or offer to acquire in any manner a 15% or greater equity interest in, or 15% or greater of the assets of, the Company or any other similar transaction other than the Business Combination. However, the foregoing will not prohibit the Company or its board of directors, prior to the signing of a definitive agreement relating to the Business Combination, from furnishing information regarding the Company to a third party which hereafter submits an unsolicited takeover proposal to the Company if, the Board of Directors of the Company determines, after receipt of written advice of the Company's counsel, failure to do so under the circumstances would result in a breach of the fiduciary duty of the directors of the Company to its stockholders.

     Until the occurrence of a Termination Date, the Company and its subsidiaries and affiliates, and their respective directors, officers, employees, agents, advisors and representatives will negotiate in good faith with BW in an effort to reach agreement on a definitive agreement for a Business Combination and will continue to permit BW and its officers, employees, agents, advisors and representatives to make a full and complete investigation of the Company and its subsidiaries and to have full access to information related to the Company and its subsidiaries subject to the confidentiality letter of January 17, 1995.

     If the foregoing provisions are acceptable to the Company, please execute one of the enclosed copies of this letter agreement in the space provided below and return one executed copy of this letter to us whereupon a binding agreement will exist between the parties as to the matters herein set forth.

                                       Very truly yours,

                                       BANK OF THE WEST


                                       By /s/ Douglas C. Grigsby
                                          --------------------------------------
                                          Its Executive Vice President and Chief
                                              Financial Officer


Accepted and agreed to
this 17th day of
October, 1995.

NORTHBAY FINANCIAL
CORPORATION


By   /s/ Alfred A. Alys
  -----------------------------------------
  Its President and Chief Executive Officer